UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

AUSPEX PHARMACEUTICALS, INC.

(Name of Subject Company)

AUSPEX PHARMACEUTICALS, INC.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

05211J102

(CUSIP Number of Class of Securities)

Pratik Shah, Ph.D.

President and Chief Executive Officer

Auspex Pharmaceuticals, Inc.

3333 N. Torrey Pines Court, Suite 400

San Diego, California 92037

(858) 558-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden, Esq.

Rama Padmanabhan, Esq.

Kenneth J. Rollins, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a) Name and Address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Auspex Pharmaceuticals, Inc., a Delaware corporation (“Auspex”). The address of the principal executive offices of Auspex is 3333 N. Torrey Pines Court, Suite 400, San Diego, California, 92037 and its telephone number is (858) 558-2400. In this Schedule 14D-9, “we,” “us,” “our,” “Company” and “Auspex” refer to Auspex Pharmaceuticals, Inc.

(b) Securities. The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock of Auspex, par value $0.0001 per share (“Common Stock”). As of March 31, 2015, there were (i) 31,834,373 shares of Common Stock issued and outstanding (including 557,528 RSAs (as defined below)), (ii) 2,641,258 options to purchase shares of Common Stock (the “Stock Options”), (iii) 268,013 restricted stock unit awards (the “RSUs”) and (iv) 185,614 shares of Common Stock that are issuable upon the exercise of warrants outstanding as of March 31, 2015.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address. The name, address and telephone number of Auspex, which is the person filing this Schedule 14D-9, are set forth in “Item 1. Subject Company Information—Name and Address” above. Auspex’s website is www.auspexpharma.com. The website and the information on or available through the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered a part of this Schedule 14D-9.

(b) Tender Offer.

This Schedule 14D-9 relates to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on April 7, 2015 (together with any amendments and supplements thereto, the “Schedule TO”) by (i) Teva Pharmaceutical Ltd., an Israeli corporation (“Parent”), and (ii) Aurum Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”). The Schedule TO relates to the tender offer for all of the outstanding shares of Common Stock, including any associated rights to purchase capital stock issued pursuant to outstanding warrants (such outstanding shares of Common Stock and associated rights sometimes referred to herein as the “Shares”) for a purchase price of $101.00 per Share in cash (the “Offer Price”), without interest (less any required withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 7, 2015 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”).

The Offer to Purchase and the Letter of Transmittal are being mailed to Auspex’s stockholders together with this Schedule 14D-9 and filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 29, 2015 (as it may be amended, modified or supplemented from time to time, the “Merger Agreement”), among Parent, Purchaser, and Auspex. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”) and other applicable law, Purchaser will merge with and into Auspex (the “Merger”), with Auspex continuing as the surviving corporation (the “Surviving Corporation”). As a result of the Merger, each Share (other than Shares (i) held by Auspex (or held in Auspex’s treasury) or (ii) held by a holder who is entitled to demand and properly demands appraisal for such Shares in accordance with Section 262 of the DGCL) will be converted into the right to receive, without interest thereon and less any required withholding taxes, the Offer Price payable to the holder thereof (the “Merger Consideration”). Upon the effective time of the Merger (the “Effective Time”), Auspex will cease to be a publicly traded company and will become wholly owned by Parent. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.” The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The initial expiration date of the Offer is at 12:01 Eastern Time on May 5, 2015, subject to extension in certain circumstances as permitted by the Merger Agreement and applicable law.

According to the Offer to Purchase, the principal office address of each of Purchaser is located at c/o Teva Pharmaceuticals USA, Inc., 1090 Horsham Road, North Wales, Pennsylvania 19454, where our telephone number is (215) 591-3000. The principal office of Parent is located at 5 Basel Street, P.O. Box 3190, Petach Tikva 4951033, Israel, and our telephone number is +972-3-926-7267.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9, or otherwise incorporated herein by reference, to our knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between (i) Auspex or any of its affiliates, on the one hand and (ii)(x) any of its executive officers, directors or affiliates, or (y) Parent, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.

(a) Arrangements between Auspex and its Executive Officers, Directors and Affiliates.

Our executive officers, members of our Board of Directors and affiliates may be deemed to have interests in the execution and delivery of the Merger Agreement and all of the Transactions, including the Offer and the Merger, that may be different from or in addition to those of our stockholders, generally. These interests may create potential conflicts of interest. Our Board of Directors (sometimes referred to herein as the “Auspex Board”) was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions. As described in more detail below, these interests include:

•	the full vesting acceleration of the Stock Options held by any executive officer, other employee, director or affiliate as of immediately prior to the Effective Time, with such vesting acceleration effective as of immediately prior to the Effective Time, and the cancellation of all such Stock Options that remain outstanding and unexercised as of the Effective Time and conversion of such Stock Options into the right to receive a cash payment equal to the product obtained by multiplying (i) the total number of Shares subject to such fully vested Stock Option immediately prior to the Effective Time and (ii) the excess, if any, of (x) the Merger Consideration over (y) the exercise price payable per Share under such Stock Option, less any applicable withholding taxes;

•	the full vesting acceleration of the RSUs held by any executive officer, other employee, director or affiliate as of immediately prior to the Effective Time, with such vesting acceleration effective as of immediately prior to the Effective Time and the cancellation of all such RSUs outstanding as of the Effective Time and conversion of such RSUs into the right to receive a cash payment equal to the product obtained by multiplying (i) the total number of Shares otherwise issuable with regard to such fully vested RSUs immediately prior to the Effective Time and (ii) the Merger Consideration, less any applicable withholding taxes;

•	the full vesting acceleration and lapse of rights of reacquisition and repurchase rights to Auspex stock awards that are subject to vesting or forfeiture or repurchase by Auspex (the “RSAs”) held by any executive officer, other employee, director or affiliate as of immediately prior to the Offer Acceptance Time (as defined in the Merger Agreement), with such vesting acceleration and lapse of rights of reacquisition and repurchase effective as of immediately prior to the Offer Acceptance Time and as of the Offer Acceptance Time, the treatment of all Shares underlying the vested RSAs as outstanding Shares in the Merger;

•	the full vesting acceleration of Stock Options held by non-employee directors pursuant to the terms of our non-employee director compensation policy (the “Director Compensation Policy”) and stock option agreements with each of our non-employee directors, with such vesting acceleration effective immediately prior to the Effective Time;

•	the receipt of payments and benefits by certain executive officers under individual employment agreements and the Auspex Executive Severance Plan (the “Severance Plan”) upon certain types of terminations of employment that occur within 30 days prior to or within the 12 months following the Effective Time;

•	the receipt by certain executive officers of their target annual cash bonus opportunity for 2015 under the Auspex 2015 Executive Bonus Plan, effective upon the Effective Time;

•	the receipt by certain executive officers and directors of cash payments sufficient to pay the excise tax required to be paid by such executive officers and directors in connection with the Transactions under Internal Revenue Code Section 4999 and a gross up payment for any related income, employment and excise taxes payable with respect to the payment for such excise taxes; and

•	the entitlement to indemnification benefits in favor of directors and officers of Auspex.

For further information with respect to the arrangements between Auspex and its executive officers, directors and affiliates described in this Item 3, as well as other arrangements between Auspex and its executive officers, directors, and affiliates, please see the final prospectus filed by the Company on January 23, 2015, including the information under the headings “Executive and director compensation” and “Certain relationships and related party transactions”; the Current Report on Form 8-K filed by the Company on February 20, 2015, including under the headings “2015 Executive Officer Base Salary” and “2015 Executive Bonus Plan”; and the Current Report on Form 8-K filed by the Company March 30, 2015, including the information under the headings “Agreement and Plan of Merger” and “Executive Compensation Arrangements.”

Outstanding Shares Held by Directors and Executive Officers

If the executive officers and directors of Auspex who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of Auspex. As of March 31, 2015, the executive officers and directors of Auspex beneficially owned, in the aggregate, 31,834,373 Shares (which, for clarity, excludes shares of capital stock of Auspex issuable upon the exercise of Stock Options or RSUs but includes RSAs).

The following table sets forth (i) the number of Shares beneficially owned as of March 31, 2015, by each of our executive officers and directors (which, for clarity, excludes shares of capital stock of Auspex issuable upon the exercise of Stock Options or RSUs but includes RSAs) and (ii) the aggregate cash consideration that would be payable for such Shares.

Name	Number of Shares Beneficially Owned	Cash Value of Shares Beneficially Owned
Executive Officers
Pratik Shah, President, President, Chief Executive Officer and Director	903,018	$91,204,818
John Schmid, Chief Financial Officer	144,444	$14,588,844
Bharatt Chowrira, Chief Operating Officer	7,231	$730,331
Samuel Saks, Chief Development Officer and Director	65,922	$6,658,122
David Stamler, Chief Medical Officer	983	$99,283

Directors
Lynn Dorsey Bleil, Director	—	—
Rodney A. Ferguson, Director (1)	2,500,589	$252,559,489
R. Scott Greer, Director	7,190	$726,190
Gerald T. Proehl, Director	1,466	$148,066
Sepehr Sarshar, Director	242,574	$24,499,974
Phillip M. Schneider, Director	—	—
Alex Zisson, Director (2)	4,835,731	$488,408,831
All of our current directors and executive officers as a group (12 persons)	8,709,148	$879,623,948

(1)	Includes 2,500,589 Shares owned by Panorama Capital, L.P. Dr. Ferguson is a managing director at Panorama and shares the voting and investment control over the Shares owned by Panorama. Dr. Ferguson disclaims beneficial ownership of such Shares, except to the extent of his pecuniary interests therein.
(2)	Includes (a) 4,768,041 Shares held by Thomas, McNerney & Partners, or TMP, II, L.P., (b) 49,805 Shares held by TMP Nominee II, LLC, or TMPN II, and (c) 17,885 Shares held by TMP Associates II, L.P., or TMPA II. Thomas, McNerney & Partners II, LLC, or TMP II LLC, the general partner of TMP and TMPA II, has voting and dispositive power over the Shares held by TMP and TMPA II. In addition, TMPN II has entered into an agreement with TMP II LLC that directs TMPN II to vote and dispose of securities held by TMPN II in the same manner as directed by TMP II LLC with respect to TMP and TMPA II. Mr. Zisson is a manager of TMP II LLC and thus shares voting and investment control, directly or indirectly, over the Shares owned by TMP, TMPA II and TMPN II. Mr. Zisson disclaims beneficial ownership of such Shares, except to the extent of his pecuniary interests therein.

Treatment of Stock Options, Restricted Stock Units and Restricted Stock Awards

Pursuant to the Merger Agreement, each Stock Option that is then outstanding as of immediately prior to the Effective Time shall accelerate and become fully vested and exercisable effective immediately prior to the Effective Time. As of the Effective Time, each Stock Option that is then outstanding and unexercised shall be cancelled and be converted into the right to receive an amount in cash, rounding such amount down to the nearest whole cent, equal to the product obtained by multiplying (i) the total number of Shares subject to such fully vested Stock Option immediately prior to the Effective Time and (ii) the excess, if any, of (x) the Merger Consideration over (y) the exercise price payable per Share under such Stock Option, less any applicable withholding taxes.

Pursuant to the Merger Agreement, each RSU that is then outstanding as of immediately prior to the Effective Time shall become fully vested effective immediately prior to the Effective Time. In lieu of an issuance of Shares in settlement of such vested RSUs, as of the Effective Time, each RSU shall be cancelled and converted into the right to receive an amount in cash equal to the product obtained by multiplying (i) the total number of Shares otherwise issuable with regard to such fully vested RSUs immediately prior to the Effective Time and (ii) the Merger Consideration, less any applicable withholding taxes.

Pursuant to the Merger Agreement, each RSA that is outstanding as of immediately prior to the Offer Acceptance Time shall accelerate and become fully vested such that Auspex’s right of reacquisition or repurchase, as applicable, shall lapse in full effective immediately prior to, and contingent upon, the Offer Acceptance Time. As of the Offer Acceptance Time, each Share underlying each such accelerated RSA shall be treated as an outstanding Share for purposes of the Merger Agreement, including for purposes of tendering pursuant to the Offer.

The table below sets forth, for each of our executive officers and directors holding Stock Options with exercise prices below the Offer Price (“In-the-Money Options”) and/or RSUs and RSAs as of March 31, 2015, (i) the aggregate number of Shares subject to such In-the-Money Options, RSUs and RSAs; (ii) the value of cash amounts payable in respect of such In-the-Money Options, RSUs and RSAs on a pre-tax basis at the Effective Time, calculated by (a) in the case of Stock Options, multiplying the excess of the Merger Consideration over the respective per share exercise prices of the applicable Stock Options by the number of Shares subject to such Stock Options, (ii) in the case of RSUs, multiplying the Merger Consideration by the number of Shares issuable in settlement of such RSUs and (iii) in the case of RSAs, multiplying the Merger Consideration by the number of Shares subject to such RSAs as of the Offer Acceptance Time.

Since February 6, 2015 (the period commencing 60 days prior to the filing of this Schedule 14D-9), (i) except for the exercise by Dr. Stamler of 3,000 shares underlying a Stock Option, none of our executive officers or directors have exercised their Stock Options, (ii) except for 46,793 Shares underlying RSAs that have vested pursuant to their original vesting terms, no Shares underlying RSUs or RSAs held by such executive officers or directors have vested and (iii) except for 3,000 Shares sold by Dr. Stamler in connection with the above-referenced exercise of a Stock Option, none of our executive officers or directors have sold Shares received upon exercise of Stock Options or vesting of RSUs or RSAs. Our executive officers and directors may exercise their Stock Options prior to the Effective Time to the extent such Stock Options are vested in accordance with their terms, including any Stock Options that accelerate vesting effective immediately prior to the Effective Time to the extent Auspex establishes procedures that will permit contingent exercises of such options, and RSAs held by our executive officers and directors may vest prior to the Effective Time pursuant to their original vesting terms.

	Vested In-the-Money Options			Unvested In-the-Money Options				Restricted Stock Units
Name	Number of Shares Underlying Vested In- the-Money Options	Weighted Average Exercise Price Per Share	Cash Spread Value of Vested In-the-Money Options	Number of Shares Underlying Unvested In-the- Money Options	Weighted- Average Exercise Price Per Share	Cash Spread Value of Unvested In- the-Money Options	Total Option Cash Spread Value	Number of Shares Underlying Restricted Stock Units	Total Cash Value of Restricted Stock Units
Pratik Shah	75,251	$15.39	$6,442,380	339,902	$35.86	$22,142,518	$28,584,898	100,000	$10,100,000
John P. Schmid	19,089	$11.78	$1,703,084	69,937	$27.92	$5,110,942	$6,814,025	15,000	$1,515,000
Bharatt Chowrira	107,961	$1.91	$10,698,021	229,816	$10.19	$20,870,256	$31,568,277	20,000	$2,020,000
David Stamler	90,744	$3.27	$8,867,970	108,038	$31.43	$7,516,614	$16,384,584	30,000	$3,030,000
Samuel Saks	48,579	$3.13	$4,754,199	64,210	$26.62	$4,776,181	$9,530,379	15,000	$1,515,000
Lynn Dorsey Bleil	—	—	—	20,000	$18.13	$1,657,400	$1,657,400	—	—
Rodney A. Ferguson	—	—	—	—	—	—	—	—	—
R. Scott Greer	—	—	—	20,000	$18.13	$1,657,400	$1,657,400	—	—
Gerald T. Proehl	13,333	$6.57	$1,259,035	6,667	$18.13	$552,494	$1,811,529	—	—
Sepehr Sarshar	—	—	—	—	—	—	—	—	—
Phillip M. Schneider	13,333	$12.00	$1,186,637	6,667	$18.13	$552,494	$1,739,131	—	—
Alex Zisson	—	—	—	—	—	—	—	—	—
All of our current directors and executive officers as a group (12 persons)	368,290	$6.21	$34,911,326	865,237	$26.07	$64,836,298	$99,747,624	180,000	$18,180,000

The table below sets forth information regarding RSAs held by each of the Company’s executive officers and directors as of March 31, 2015. All shares underlying RSAs described below are unvested as of March 31, 2015.

Name	Number of Shares of Company Restricted Stock Held	Cash Consideration Payable in Respect of Company Restricted Stock
Executive Officers
Pratik Shah	410,065	$41,416,565
John P. Schmid	90,278	$9,118,078
Samuel Saks	39,824	$4,022,224
Sepehr Sarshar	14,353	$1,449,653

On January 7, 2015, we approved the grant of equity awards to our employees, including our executive officers. Specifically, we granted Stock Options and RSUs to our employees, including our executive officers as part of our annual review of executive compensation. These grants were recommended by our independent compensation committee of the Auspex Board (the “Compensation Committee”) after carefully considering market data provided by our independent compensation consultant to provide the appropriate annual equity incentives for our executive officers. The Compensation

Committee approved the grants, except that the grants to Dr. Shah were approved by our Board of Directors upon the Compensation Committee’s recommendation. The Stock Options and RSUs were granted effective on the first trading day of the calendar month immediately following the date of the Auspex Board and Compensation Committee approval, which was February 2, 2015. The Stock Options have an exercise price per share of $59.66 (the closing price of our Common Stock on the February 2, 2015 grant date) and vest in monthly installments over a four year period commencing on January 31, 2015. The RSUs vest in equal annual installments on March 15 of each year for four years, commencing on March 15, 2016. The aggregate number of shares underlying the options granted to our executive officers was 360,000 shares and the aggregate number of shares underlying the RSUs granted to our executive officers was 180,000 shares.

Treatment of Purchase Rights Under Employee Stock Purchase Plan

All of our regular employees, including our executive officers, are eligible to participate in our 2014 Employee Stock Purchase Plan (the “ESPP”) pursuant to its terms, by contributing up to 15% of their earnings for the purchase of Common Stock at a price per share equal to the lower of (a) 85% of the fair market value of Common Stock on the first date of an offering or (b) 85% of the fair market value of Common Stock on the date of purchase. Under the current terms of our ESPP, a 27 month offering period (consisting of five purchase periods) commenced on February 4, 2014 and is scheduled to end on May 3, 2016 (the “Scheduled Purchase Date”). The current purchase period under this current offering period began on November 20, 2014 and is scheduled to end on May 20, 2015.

Pursuant to the terms of the Merger Agreement, (i) except for the current offering period (the “Final Offering”), no offering period or purchase period will be authorized or commence on or after the date of the Merger Agreement, (ii) if the Closing occurs prior to the Scheduled Purchase Date, the rights of participants in the ESPP with respect to the Final Offering and any ongoing purchase period thereunder (the “Final Purchase Period”) will be determined by treating the last business day prior to the Offer Acceptance Time (the “Special Purchase Date”) as the last day of the Final Offering and Final Purchase Period, (iii) each participant’s payroll deductions will be used to purchase Shares on the Final Purchase Date in accordance with the terms of the ESPP, and (iv) the ESPP shall terminate in its entirety as of the Offer Acceptance Time.

Therefore, if the Scheduled Purchase Date occurs prior to the Offer Acceptance Time, the final purchase of shares under the Final Offering and Final Purchase Period will occur on the Scheduled Purchase Date as contemplated under the terms of the Final Offering at a per share purchase price equal to the lower of (a) $10.20 (which is 85% of the closing price of the Common Stock on February 4, 2014), or such other price, as applicable to participants who joined the ESPP following February 4, 2014 in accordance with its terms and (b) 85% of the closing price of the Common Stock on the Scheduled Purchase Date. If the Offer Acceptance Time occurs prior to the Scheduled Purchase Date, the final purchase of shares under the Final Offering and Final Purchase Period will occur on the Special Purchase Date and, with respect to each participant who has not withdrawn from the ESPP prior to the Special Purchase Date, Auspex will apply such participant’s accumulated payroll deductions to the purchase of shares of Common Stock at a per share purchase price equal to the lower of (a) $10.20 (which is 85% of the closing price of the Common Stock on February 4, 2014), or such other price, as applicable to participants who joined the ESPP following February 4, 2014 and (b) 85% of the closing price of the Common Stock on the Special Purchase Date.

Employment Arrangements

Each of our executive officers is entitled to certain severance and change of control benefits pursuant to his employment agreement and/or our Severance Plan, the terms of which are described below. The Transactions will constitute a change of control under these agreements.

Dr. Shah

We entered into an offer letter agreement with Dr. Shah in October 2013 setting forth the terms of his employment as our President and Chief Executive Officer, including his initial annual base salary, annual target bonus and certain equity awards. Pursuant to his offer letter agreement, if we terminate Dr. Shah’s employment without “cause” or if Dr. Shah terminates his employment as a result of a “constructive termination”, in each case prior to the 30 days prior to a “change of control” or more than 12 months following a “change of control”, subject to his execution of an effective release and waiver of claims in favor of us, Dr. Shah will receive (1) continued payment of his base salary for 12 months, (2) a pro-rated portion of any annual bonus that Dr. Shah would have earned based on achievement of milestones during the 12-month period following his termination, as determined by the Auspex Board, (3) payment for continued health benefits under COBRA for up to 12 months and (4) accelerated vesting of all of his outstanding stock awards as if he had completed an additional 12 months of employment with us. If we terminate Dr. Shah’s employment without “cause” or if Dr. Shah terminates his employment as a result of a “constructive termination”, in each case within the 30 days prior to a “change of control” or the 12 months following a “change of control”, subject his execution of an effective release and waiver of claims in favor of us, Dr. Shah will receive (1) continued payment of his base salary for 12 months, (2) any committed annual bonus under his employment agreement for the year of such termination, if applicable, (3) any annual bonus that Dr. Shah would have earned based on achievement of milestones during the 12-month period following this termination, as determined by the Auspex Board, (4) payment for continued health benefits under COBRA for up to 12 months and (5) full accelerated vesting of all of his outstanding stock awards.

For purposes of Dr. Shah’s offer letter agreement:

•	“cause” generally means Dr. Shah’s (1) willful failure to substantially perform assigned duties or responsibilities that is not cured within 30 days following written notice from us; (2) engaging in any act of fraud, embezzlement or other illegal conduct detrimental to us; (3) willful violation of any federal or state law or regulation applicable to our business; (4) material breach of any confidentiality agreement or invention assignment agreement with us, if not cured to our satisfaction within 30 days of written notice from us; or (5) conviction of or entering a plea of nolo contendere to a felony involving an act of moral turpitude.

•	“change of control” generally means (1) our acquisition by another entity by means of any transaction or series of related transactions (including any reorganization, merger or consolidation or stock transfer, but excluding such transaction effected primarily for the purpose of changing our domicile), unless our stockholders immediately prior to such transaction hold more than 50% of the voting power of the surviving or acquiring entity immediately after such transaction and excluding our sale of securities for the primary purpose of raising additional funds; or (2) a sale, lease or exclusive license or other disposition of all or substantially all of our assets, other than to an entity, more than 50% of the combined voting power of which is owned by our stockholders in substantially the same proportions as their ownership in us immediately prior to such sale, lease, exclusive license or other disposition.

•	“constructive termination” generally means Dr. Shah’s termination of employment due to any of the following events after giving us written notice and an opportunity to cure (1) a material breach of the offer letter agreement with us; (2) a material reduction in duties, authority or responsibilities; (3) a material reduction in base salary, other than a reduction of less than 15% applicable to all of our senior management; or (4) our relocation of the principal place for performance of Dr. Shah’s duties to a location outside of San Diego County, California, that requires a one-way increase in his commuting distance of more than 50 miles.

Mr. Schmid

We entered into an offer letter agreement with Mr. Schmid in August 2013 setting forth the terms of his employment as our Chief Financial Officer, including his initial annual base salary, annual target bonus and certain equity awards. Mr. Schmid’s offer letter agreement provides for severance benefits under certain circumstances, however such severance provisions are superseded by the Severance Plan, the terms of which are described below.

Dr. Chowrira

We entered into an offer letter agreement with Dr. Chowira in October 2013 setting forth the terms of his employment as our Chief Operating Officer, including his initial annual base salary, annual target bonus and certain equity awards. Dr. Chowrira’s offer letter agreement provides for severance benefits under certain circumstances, however such severance provisions are superseded by the Severance Plan, the terms of which are described below.

Dr. Saks

We entered into an offer letter agreement with Dr. Saks in November 2013 setting forth the terms of his employment as our Chief Development Officer, including his initial annual base salary and certain equity awards. In December 2013, we entered into a letter agreement with Dr. Saks that provides that the vesting of all of Dr. Saks’ Auspex equity awards would fully accelerate upon a change of control of Auspex if Dr. Saks did not continue to provide services as a member of the board of directors of the surviving entity following such change of control. The Transactions will constitute a change of control under this letter agreement. In addition, Dr. Saks is eligible to receive severance benefits under the Severance Plan, the terms of which are described below.

Dr. Stamler

We entered into an offer letter agreement with Dr. Stamler in February 2011, which was amended in August 2011 and February 2012, setting forth the terms of his employment with us, including his initial annual base salary and certain equity awards. In addition, Dr. Stamler is eligible to receive severance benefits under the Severance Plan, the terms of which are described below.

Executive Severance Plan

In December 2013, our Board of Directors approved the Severance Plan that provides each of our executive officers, including Dr. Chowrira, Mr. Schmid, Dr. Saks and Dr. Stamler, but not including Dr. Shah, potential severance benefits upon certain terminations. Under the Severance Plan, if we terminate the executive’s employment without “cause” or if the executive terminates employment for “good reason”, in each case, not within the “change in control period” (as defined below), subject to the executive’s execution of an effective release and waiver of claims in favor of us, the executive is entitled to continued payment of base salary for six months following termination and accelerated vesting of stock awards subject to time-based vesting as if the executive had completed an additional six months of employment with us. These severance payments are subject to reduction or elimination in the event that the executive receives compensation during such six month period from full-time services with another entity. In addition, if we terminate the executive’s employment without “cause” or if the executive terminates employment for “good reason”, each within 30 days before or 12 months following a change of control (the “change in control period”), subject to the executive’s execution of an effective release and waiver of claims in favor of us, the executive is entitled to continued payment of base salary for 12 months following termination and full accelerated vesting of stock awards. The Severance Plan supersedes any severance benefits the executive is entitled to under his offer letter or employment agreement with us, other than with respect to Dr. Saks’ December 2013 letter agreement with us.

For purposes of the Severance Plan, the definition of “cause” and “change of control” have the same general meaning as in Dr. Shah’s offer letter agreement described above except that the Severance Plan also defines “cause” as the executive’s material breach of an employment, consulting or other agreement with us, if such breach is not cured within 30 days of written notice, and an executive’s indictment for a felony involving an act of moral turpitude. “Good reason” for purposes of the Severance Plan generally means the following events, conditions or actions taken by us with respect to the executive without cause, without the executive’s express written consent and after we fail to cure: (1) a material reduction in annual base salary other than in connection with a comparable reduction affecting all officers at such executive’s level; (2) a material reduction in the executive’s authority, duties or responsibilities; (3) a relocation of the executive’s principal place of employment to a location outside of San Diego County that increases the executive’s one-way commute by more than 50 miles; or (4) a material breach by us of such executive’s offer letter, employment agreement or similar agreement with us.

Performance Bonuses

Under the Auspex 2015 Executive Bonus Plan, each of the Auspex executive officers has the opportunity to earn an annual bonus payment calculated based upon the achievement of specified corporate and individual goals, with each executive officer being assigned a target bonus opportunity, calculated as a percentage of that individual’s 2015 base salary, based on the individual’s role and title in the company. On March 29, 2015, in connection with the Merger Agreement, the Auspex Board approved the making of a cash payment to Dr. Shah, Mr. Schmid, Dr. Chowrira, Dr. Saks and Dr. Stamler in an amount equal to such executive’s target annual cash bonus opportunity for 2015 under the Auspex 2015 Executive Bonus Plan (the “Performance Bonus Payments”). In approving the Performance Bonus Payments, the Auspex Board carefully considered the corporate and individual goals under the 2015 Executive Bonus Plan and determined that given (i) the company performance and individual executive officer performance against such goals and (ii) the fact that the executive officers might not be able to meet performance criteria because their titles and the nature of their responsibilities would change following the Merger, it was appropriate to pay the target bonuses to each executive officer if the Transactions were consummated.

The Performance Bonus Payments will be earned at the Effective Time, provided that the executive remains in service with us immediately before such time, and will be paid shortly following the Effective Time. The table below reflects the estimated Performance Bonus Payments for each of the following executive officers. The Performance Bonus Payments will be based on the executive’s 2015 base salary and target bonus opportunity effective as of the Effective Time.

Name	Performance Bonus Payment
Pratik Shah, Ph.D.	$267,500
John Schmid	$146,000
Bharatt Chowrira, Ph.D., J.D.	$160,400
Samuel Saks, M.D.	$70,000
David Stamler, M.D.	$136,000

Golden Parachute Compensation

Golden Parachute Excise Taxes

Certain executive officers and directors of Auspex will be subject to an excise tax on payments they will or may receive in connection with the Transactions under Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”). Generally, an excise tax of 20% is imposed on each individual recipient of certain “parachute payments” that, under the rules of Section 280G of the Code, exceed a certain threshold amount for each such individual and the corporation making the payments is denied a tax deduction for such payments. The excise tax is due in addition to the regular income and employment taxes otherwise payable in connection with compensatory payments to the Affected Individuals (as defined below). Payments to certain executives and directors of Auspex that will or may be considered “parachute payments” under Section 280G of the Code and that are subject to the Code Section 4999 excise tax include the value of the full acceleration of vesting of the unvested Stock Options, RSUs and RSAs pursuant to the terms of the Merger Agreement, as well as the Performance Bonus Payments and benefits and severance payments under the Severance Plan or individual offer letter agreement (if applicable).

The Compensation Committee and Auspex Board have carefully considered the impact of the potential Code Section 4999 excise tax on the individual executive officers and directors of Auspex who would be subject to such excise tax (the “Affected Individuals”), and have determined that the imposition of the tax on such Affected Individuals results in a significant personal tax burden that deprives the Affected Individuals of a substantial portion of the value of their compensatory payments in connection with the Transactions, particularly their equity awards. The Compensation Committee and the Auspex Board have considered the tax implications of Sections 4999 and 280G of the Code at length and assessed the costs and benefits of potential payments to alleviate the Code Section 4999 taxes, to Auspex, its stockholders, the Surviving Corporation and each of the Affected Individuals.

As part of their considerations, the Compensation Committee and the Auspex Board noted that the primary reason for the magnitude of the Code Section 4999 excise tax burden was the unvested stock awards of the Affected Individuals. These awards have a high value as a result of the substantial stock price appreciation of Shares over the past two years, including as a result of Auspex’s successful initial public offering and follow-on offering and significant Company achievements, including those leading to the Transactions and the Offer Price. The Auspex Board and the Compensation Committee also noted that the short tenure of the Affected Individuals as executive officers and, in the case of Dr. Shah, his service as non-compensated director prior to becoming the Chief Executive Officer contributed to the magnitude of the Code Section 4999 excise tax burden. The Auspex Board and the Compensation Committee determined that it was in the best interests of Auspex to align the interests of its stockholders with those of the executive officers and mitigate the negative impact to the executive officers as a result of the Transactions, which are expected to bring significant financial benefits to Auspex and its stockholders.

After very careful consideration, the Auspex Board, upon recommendation by the Compensation Committee, concluded that, contingent upon the Effective Time, Auspex would provide each of the Affected Individuals with a cash payment with respect to the Code Section 4999 excise tax, so that, on a net after-tax basis, the Affected Individual would be in the same position as if no such excise tax had applied to him, which payment is referred to as the “Excise Tax and Gross Up Payment.” The actual amounts to be paid to the Affected Individuals by Auspex will not be determinable until after the consummation of the Transactions. These amounts would be paid following the Effective Time, when the Code Section 4999 excise tax becomes due. The Affected Individuals will retain the obligation to pay income and other taxes on all of their individual equity awards, Performance Bonus Payments and severance payments and benefits, if applicable, when due.

The estimated value of the Excise Tax and Gross Up Payment for each of the Auspex named executive officers is set forth below in the table entitled “Golden Parachute Compensation Table”. In addition to the named executive officers, each of Dr. Saks, Dr. Stamler and Dr. Sarshar are Affected Individuals who may receive Excise Tax and Gross Up Payments with an aggregate estimated value of $2,497,657. The estimated value of the Excise Tax and Gross Up Payments for the Affected Individuals are based on the number of unvested Stock Options, RSUs and RSAs held by each Affected Individual as of March 31, 2015 and based on certain assumptions as set forth in footnote 4 to the “Golden Parachute Compensation Table”.

Auspex intends, prior to the Effective Time, to enter into letter agreements with the Affected Individuals setting forth the terms of the Excise Tax and Gross Up Payment for such individuals.

Golden Parachute Compensation Table

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers, who are Dr. Shah, Mr. Schmid and Dr. Chowrira, that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.

The table below assumes that (1) the Effective Time will occur on May 6, 2015, (2) the employment of the named executive officer will be terminated on such date in a manner entitling the named executive officer to receive severance payments and benefits under the terms of the named executive officer’s offer letter agreement or the Severance Plan, as applicable, (3) the named executive officer’s base salary rates and annual target bonuses remain unchanged from those in place as of March 31, 2015, (4) no named executive officer receives any additional equity grants or exercises any Options on or prior to the Effective Time and (5) no named executive officer enters into new agreements or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits. For a narrative description of the terms and conditions applicable to the payments quantified in the table below, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Auspex and its Executive Officers, Directors and Affiliates” above and —Golden Parachute Excise Tax in this section above. The amounts shown in the table do not include the value of each named executive officer’s purchase rights under the ESPP, the payments or benefits that would have been earned, or any amounts associated with equity awards that would vest pursuant to their terms, on or prior to the Effective Time, or the value of payments or benefits that are not based on or otherwise related to the Offer. In the footnotes to the amounts shown in the table below, we refer to payments that are conditioned on the occurrence of both the Transactions as well as the named executive officer’s termination of employment as being payable on a “double-trigger” basis and we refer to payments that are conditioned only upon the occurrence of the Transactions as being payable on a “single-trigger” basis.

Name	Cash ($) (1)	Equity ($)(2)	COBRA/Insurance Benefits (3)	Tax Reimbursement ($)(4)	Other ($)	Total ($)
Pratik Shah, Ph.D.	$802,500	$73,669,083	$27,747	$7,735,317		$82,234,647
John Schmid	$511,000	$15,744,020	—	$1,874,698	—	$18,129,718
Bharatt Chowrira, Ph.D., J.D.	$561,400	$22,890,256	—	$2,596,646	—	$26,048,302

(1)	The amount listed in the column for each named executive officer specifically include (i) 12-months of continued payment of base salary and (ii) the Performance Bonus Payments. The continued base salary payments are payable on a “double-trigger” basis upon the named executive officer’s termination without cause or resignation for good reason or suffering a constructive termination, as applicable, each within 30 days before or 12 months following the Transactions (with respect to Dr. Shah, pursuant to his offer letter agreement and, with respect to Mr. Schmid and Dr. Chowrira, the Severance Plan, as further described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Auspex and its Executive Officers, Directors and Affiliates” above). The continued base salary payments are contingent on each named executive officer’s execution of an effective release and waiver of claims in favor of Auspex. The Performance Bonus Payments are payable to each of the named executive officers on a “single-trigger” basis upon the Effective Time, provided that the executive remains in continued service immediately prior to such time, as further described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Auspex and its Executive Officers, Directors and Affiliates—Performance Bonuses” above.
(2)	The amount listed in this column represents the aggregate pre-tax amount payable pursuant to the Merger Agreement, as a result of the Transactions, on a “single-trigger” basis, to each named executive officer in respect of unvested Stock Options, RSUs and RSAs held as of March 31, 2015, the latest practicable date before the filing of this Schedule 14D-9 as set forth in more detail in the table above under “—Treatment of Stock Options, Restricted Stock Units and Restricted Stock Awards” and the footnotes thereto. Such unvested awards are valued based on the Merger Consideration payable in respect of Shares subject to Stock Options, RSUs and RSAs on a pre-tax basis at the Effective Time. With respect to unvested Stock Options, this amount represents (i) the value of cash amounts payable in respect of such Stock Options, calculated on a pre-tax basis and as of the Effective Time by multiplying (a) the excess of the Merger Consideration over the respective per share exercise prices of the Stock Options by (b) the number of unvested Shares subject to such Stock Options. With respect to the unvested RSUs and RSAs, this amount represents the value of cash amounts payable in respect of such RSUs and RSAs, calculated on a pre-tax basis and as of the Effective Time by multiplying the Merger Consideration by the number of unvested Shares subject to such RSUs and RSAs as of March 31, 2015.
(3)

For Dr. Shah, the amount listed in this column represents the estimated amount of payment for continued health benefits under COBRA for 12 months, which is payable on a “double-trigger” basis under the terms of his offer letter agreement in the event of a termination without cause or due to constructive termination within 30 days before or 12 months following the Transactions, as further described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Auspex and its Executive Officers, Directors and Affiliates” above.
(4)	The amount listed in this column represents the estimated Excise Tax and Gross Up Payment each named executive officer could be entitled to receive. The numbers in the table above are payable on a “double-trigger” basis upon the executive being terminated without cause or resigning for good reason or suffering a constructive termination in connection with the Transactions; however, a portion of the Section 280G Gross Up Payment disclosed in the table above (in connection with any applicable excise taxes imposed under Section 4999 of the Code on the named executive officer with respect to the Performance Bonus Payments and the accelerated vesting of the named executive officer’s unvested equity at the Effective Time) may be payable upon the Transactions on a “single-trigger” basis. In addition to the assumptions described immediately prior to the table above, the numbers in this column are calculated based on (a) the individuals’ unvested Stock Options, RSUs and RSAs as of March 31, 2015; (b) the assumption that all Stock Options and RSUs granted to the named executive officers in the 12 months preceding the Effective Time were granted in the ordinary course of business and not contingent on the Transactions; (c) a 20% excise tax rate; and (d) each individual’s estimated effective tax rate, including a federal marginal income tax rate of 39.6% and applicable state, local and payroll taxes. The actual amount of the Excise Tax and Gross Up Payment for each individual, if any, will not be determinable until after the consummation of the Transactions. The Excise Tax and Gross Up Payment is described in greater detail in this section above under “—Golden Parachute Compensation”.

Employee Benefits

Pursuant to the Merger Agreement, Parent has agreed that for a period of one year following the Effective Time, Parent shall provide, or cause to be provided, to those employees of Auspex who are employed by Auspex as of immediately prior to the Effective Time, including any of our executive officers, and who continue to be actively employed by the Surviving Corporation (or any affiliate thereof) during such one-year period (the “Continuing Employees”) (i) base salary and base wages, (ii) short-term cash incentive compensation opportunities and commission opportunities and (iii) health and welfare benefits (including severance benefits, transaction or retention bonuses, but excluding equity based compensation, defined benefit pension benefits and retiree medical benefits) ((i) through (iii) collectively the “Employee Benefits”) that are substantially comparable in the aggregate to the Employee Benefits provided to such Continuing Employees immediately prior to the execution of the Merger Agreement, or, if more favorable to the Continuing Employees, the Employee Benefits that are substantially comparable in the aggregate to the Employee Benefits provided to similarly situated employees of Parent and its Subsidiaries from time to time.

Potential for Future Arrangements

To our knowledge, except for certain agreements described in this Schedule 14D-9 (or in the documents incorporated by reference herein) between Auspex and its executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of Auspex, on the one hand, and Parent, Purchaser, any of their affiliates or Auspex, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Auspex entering into any such agreement, arrangement or understanding.

Although such arrangements have not, to our knowledge, been discussed as of the date of this Schedule 14D-9, it is possible that additional members of our current management team will enter into new employment or consulting arrangements with the Surviving Corporation. Such arrangements may include the right to purchase or participate in the equity of Purchaser or its affiliates. Any such arrangements with the existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is completed, if at all. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all.

Director Compensation

Our non-employee members of the Auspex Board receive cash and equity compensation under the terms of our Director Compensation Policy. The Director Compensation Policy became effective in connection with our initial public offering in February 2014 and is applicable to all of our non-employee directors. Our Board of Directors approved amendments to this compensation policy in May 2014 and January 2015. This compensation policy provides that each such non-employee director will receive the following compensation for service on our Board of Directors:

•	an annual cash retainer of $35,000;

•	an additional cash retainer of $25,000 to the chairman of the Auspex Board;

•	an additional cash retainer of $20,000 to the lead independent director of the Auspex Board;

•	an additional annual cash retainer of $7,500, $5,000 and $3,500 for service as a member of the audit committee, compensation committee and the nominating and corporate governance committee, respectively;

•	an additional annual cash retainer of $7,500, $5,000 and $3,500 for service as chairman of the audit committee, compensation committee and the nominating and corporate governance committee, respectively; and

•	an initial option grant to purchase of 20,000 shares of our common stock when first elected or appointed to our Board of Directors and an annual option grant to purchase 12,000 shares of our common stock for each non-employee director serving on the Auspex Board on the date of our annual stockholder meeting, each such option vesting one year following the grant date.

Pursuant to the adoption of the Director Compensation Policy, we began paying cash compensation to non-employee directors effective February 2014. Further, upon the appointment of Ms. Bleil and Mr. Greer to our Board of Directors in May 2014, each was granted initial option grants to purchase 20,000 shares of our common stock. Also in May 2014, our Board of Directors determined it was in the best interests of the Company to grant Mr. Proehl and Mr. Schneider each an option to purchase 6,667 shares of our common stock, which made their previous award grants consistent with the new Director Compensation Policy.

Each of the option grants described above as well as the January 2014 option grants to Mr. Proehl and Mr. Schneider vest and become exercisable subject to the director’s continuous service to us, provided that each option will vest in full upon a change of control (as defined under our 2014 Equity Incentive Plan, which includes the Transactions). We have reimbursed and will continue to reimburse all of our non-employee directors for their travel, lodging and other reasonable expenses incurred in attending meetings of our Board of Directors and committees of our Board of Directors.

As described above under “—Golden Parachute Compensation”, each of Dr. Sarshar and Dr. Saks is entitled to receive Excise Tax and Gross Up Payments in connection with the Transactions.

Indemnification of Directors and Officers; Insurance

The Merger Agreement provides that all rights to indemnification existing in favor of the present directors and officers of Auspex for their acts and omissions occurring prior to the Effective Time, as provided in Auspex’s organizational documents and as provided in specified indemnification agreements between Auspex and such persons, shall survive the Merger for a period of six years from the Effective Time, and any claim made requesting indemnification pursuant to such indemnification rights within such six-year period shall continue to be subject to the Merger Agreement and the indemnification rights provided under the Merger Agreement until disposition of such claim.

The Merger Agreement also provides that, from the Effective Time until the sixth (6th) anniversary of the date on which the Effective Time occurs, Parent and the Surviving Corporation shall, to the fullest extent permitted under applicable law, indemnify and hold harmless each of the Company’s present officers and directors in his or her capacity as an officer or director of the Company against all losses, claims, damages, liabilities, fees, expenses, judgments or fines incurred by such indemnified person as an officer or director of the Company in connection with any pending or threatened legal proceeding based on or arising out of, in whole or in part, the fact that such indemnified person is or was a director or officer of the Company at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim with respect to the Transactions.

The Merger Agreement also provides that, at or prior to the Effective Time, we may, and if we do not, the Surviving Corporation shall, purchase a six-year prepaid “tail” policy for directors’ and officers’ liability coverage, on terms and conditions with respect to coverage, deductibles and amounts no less favorable in the aggregate than the existing policy of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by us with respect to acts and omissions occurring prior to the Effective Time.

(b) Arrangements with Purchaser and Parent and their Affiliates.

Merger Agreement

On March 29, 2015, Auspex, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 — “Purpose of the Offer and Plans for Auspex; Summary of the Merger Agreement and Certain Other Agreements” of the Offer to Purchase and the description of the conditions of the Offer contained in Section 13 — “Conditions to the Offer” of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement has been filed as an exhibit to the Schedule 14D-9 to provide stockholders with information regarding its terms. The Merger Agreement and the summary of its terms contained in the Offer to Purchase filed by Purchaser with the SEC on April 7, 2015 are incorporated herein by reference. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by the Company to Parent in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances of the Company at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about the Company in the Company’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, the Company, Parent, Purchaser, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the tender offer statement on Schedule TO and related exhibits, including the Offer to Purchase, and this solicitation/recommendation statement on Schedule 14D-9, as well as in the Company’s other public filings.

Tender and Support Agreement

Concurrently with the execution and delivery of the Merger Agreement, on March 29, 2015, the directors and officers of the Company and certain stockholders affiliated with such directors entered into a tender agreement (the “Tender and Support Agreement”) with Parent and Purchaser, pursuant to which each such director, officer and affiliated stockholder agreed, among other things, to tender his, her or its Shares pursuant to the Offer and, if necessary, vote his, her or its Shares in favor of the adoption of the Merger Agreement and the approval of the Merger. As of March 31, 2015, approximately 27.4% of the outstanding Shares are subject to the Tender and Support Agreement. The Tender and Support Agreement terminates in the event the Merger Agreement is terminated.

This summary and description of the Tender and Support Agreement is qualified in its entirety by reference to the Tender and Support Agreement, which is filed as Exhibit (e)(3) hereto and incorporated herein by reference but falls away under certain circumstances.

Confidentiality Agreement

On March 1, 2015, Parent and Auspex entered into a Confidentiality Agreement (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Parent and Auspex agreed that, subject to certain exceptions, neither of the parties nor their representatives would disclose any of the other party’s Confidential Information (as defined in the Confidentiality Agreement) or make use of any of the other party’s Confidential Information except for the purpose of considering, evaluating and negotiating a potential strategic transaction between the parties. The Confidentiality Agreement includes a standstill provision for the benefit of Auspex that expires March 1, 2016 but terminates if (i) a third party commences a tender offer for at least 50% of the Company’s outstanding common stock that the Auspex Board recommends, or (ii) a third party enters into an agreement with the Company contemplating the acquisition of at least 50% of the outstanding common stock of the Company.

This summary and description of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(3) hereto and incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

On March 29, 2015, our Board of Directors unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable to, and in the best interest of the Company and its stockholders, (ii) agreed that the Merger shall be subject to Section 251(h) of the DGCL, (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (iv) resolved to recommend that the stockholders of the Company tender their shares to Purchaser pursuant to the Offer, subject to the right of the Board of Directors to withdraw or modify its recommendation in accordance with the terms of the Merger Agreement, and (v) approved the Tender and Support Agreement for purposes of and in accordance with Section 203 of the DGCL.

Accordingly, and for other reasons described in more detail below, our Board of Directors unanimously recommends that holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

(i)	Background of Offer and Merger

Auspex is a biopharmaceutical company focused on the development and commercialization of novel medicines for people with movement disorders and other rare diseases, including orphan diseases, which are rare diseases that affect fewer than 200,000 people in the United States. Auspex’s pipeline includes product candidates to address unmet medical needs in hyperkinetic movement disorders, such as chorea (abnormal involuntary movements) associated with Huntington’s disease, an orphan disease, tardive dyskinesia and Tourette syndrome in the pediatric population which has been deemed an orphan disease, as well as other orphan indications.

The Auspex Board and its senior management regularly review and evaluate potential product development and other strategic opportunities in order to advance the clinical development of its product candidates and preclinical programs, finance Auspex’s clinical development efforts, expand the range of commercial resources available for product candidates that may be approved and enhance value for Auspex’s stockholders. Representatives of Auspex’s senior management keep the board apprised of potential product development and other strategic opportunities at regularly scheduled board meetings and through informal update calls with individual directors.

In July 2013, Auspex initiated a Phase 3 clinical trial of SD-809 for the potential treatment of chorea associated with Huntington’s disease. At the time Auspex was a privately-held biotechnology company with limited cash to complete the Phase 3 trials. Auspex explored a variety of options to fund the clinical programs including pursuing a strategic transaction.

In June 2013, Dr. Pratik Shah, the Chief Executive Officer of Auspex, had an introductory conversation with a senior-level representative of Teva at the Huntington’s Disease Society of America Annual Meeting in Jacksonville, Florida.

In October 2013, Auspex was approached by Company A, a pharmaceutical company, regarding a potential strategic partnership around SD-809. In October 2013, Auspex entered into a confidentiality agreement with Company A. Between October 2013 and January 2014, representatives of Auspex’s senior management and representatives of Company A had multiple in-person and telephonic meetings to discuss a possible acquisition of Auspex by Company A.

In January 2014, Dr. Shah and other representatives of the Auspex senior management had an in-person meeting with a senior-level representative of Teva during the J.P. Morgan Global Healthcare Conference in San Francisco, California to discuss potential strategic opportunities. On January 28, 2014, Auspex and Teva executed a confidentiality agreement in connection with such discussions.

In January, 2014, Auspex had a meeting with certain senior-level representatives of Company B, a pharmaceutical company, resulting in the companies entering into a confidentiality agreement. Between January 2014 and October 2014, representatives of Auspex’s senior management and representatives of Company B had multiple in-person and telephonic meetings to discuss a potential strategic relationship.

Between January 31, 2014 and February 27, 2014, representatives of Auspex’s senior management and representatives of Teva had telephonic meetings to discuss Auspex programs and pipeline opportunities. At the time, Teva was primarily interested in partnering opportunities for SD-809 and SD-560.

In February 2014, Auspex completed a successful initial public offering (IPO) of its shares on NASDAQ at a public offering price of $12.00 per share. This transaction helped Auspex raise capital to fund its late stage clinical programs. This IPO financing eased the pressure on Auspex to explore a strategic transaction to fund the clinical programs.

Following the IPO, as a late-clinical stage biopharmaceutical company focused on developing novel medicines for people with rare neurological and other serious debilitating disorders, Auspex continued to receive interest from various pharmaceutical companies for partnerships and possible acquisitions.

Between March 2014 and December 2014, representatives of Auspex’s senior management and representatives of Teva had multiple telephonic and in-person meetings to discuss a potential strategic relationship.

Beginning in April 2014, Auspex was approached by Company C, a pharmaceutical company, regarding its commercial and strategic interest in the SD-809 program. Between May 2014 and December 2014, Auspex had multiple telephonic discussions with various representatives of Company C regarding the progress of the SD-809 and SD-560 programs pursuant to an existing confidentiality agreement.

In June 2014, a representative of Auspex’s senior management had an in-person meeting with a representative of Company D, a pharmaceutical company, to discuss the SD-809 program under a confidentiality agreement.

In July 2014, Auspex completed a follow-on offering of shares of its common stock at a public offering price of $19.25 per share and raised capital to, among other things, accelerate its tardive dyskinesia program with SD-809.

In August 2014, Auspex entered into a confidentiality agreement with Company E, a pharmaceutical company. In September 2014, an in-person meeting between certain senior executives of Auspex and certain senior representatives of Company E was held to discuss the SD-809 program and other pipeline programs. Between September 2014 and January 2015, senior-level representatives of Company E engaged in a due diligence review of Auspex’s lead program SD-809 and other pipeline programs. Representatives of Auspex’s senior management answered due diligence questions in both an in-person meeting and in multiple telephonic meetings with representatives of Company E. During this period Company E expressed strong interest in a potential acquisition of Auspex subject to the Phase 3 data from the Huntington’s disease program.

In September 2014, during a meeting with a representative of Auspex, a senior representative of Company B expressed an interest in exploring the possibility of acquiring Auspex. During October 2014 through January 2015, Company B engaged in a due diligence review of Auspex’s lead program SD-809 and other pipeline programs. Representatives of Auspex’s senior management answered due diligence questions in both an in-person meeting and in multiple telephonic meetings with representatives of Company B. During this period, Company B indicated that it intended to submit an offer to purchase Auspex.

On October 30, 2014, the Auspex Board held a regularly scheduled in-person meeting in La Jolla, California, with representatives of senior management and representatives of Cooley LLP (“Cooley”) and J.P. Morgan Securities LLC (“J.P. Morgan”) participating in the meeting. The Auspex Board had discussion with representatives of J.P. Morgan on the potential to engage in strategic discussions in light of the strong interest expressed by a number of potential acquirers as well as the significant investment required to transform Auspex into a self-sustaining commercial entity. The Auspex Board emphasized to Dr. Shah that while it was willing to explore a strategic transaction, it was concerned that a protracted process could interfere with Auspex’s goals of timely filing a New Drug Application for SD-809, assuming positive Phase 3 data, and preparing for the commercial launch of SD-809 in Huntington’s disease in the U.S. assuming FDA approval. The Auspex Board directed management to get clarity on possible strategic interest by the first quarter of 2015. At the time, J.P. Morgan was being considered, among other investment banks, as a potential advisor to Auspex on strategic matters.

On December 16, 2014, Auspex announced positive topline efficacy and safety results from its Phase 3 registration trial evaluating its lead compound SD-809 for the treatment of chorea associated with Huntington’s disease.

On December 16, 2014, a representative of Auspex’s senior management shared the announcement of the positive Phase 3 data on its lead program with a representative of Teva and offered to set up a telephonic meeting to discuss the results. The representatives of Teva suggested a meeting in conjunction with the J.P. Morgan Global Healthcare Conference in San Francisco, California, in January 2015.

On December 18, 2014, the chief executive officer of Company D contacted Dr. Shah to congratulate him on the Phase 3 data and to express strong interest in a potential acquisition of Auspex. On December 27, 2014, the representative of Company D followed up with Dr. Shah to schedule an in-person meeting during the J.P. Morgan Global Healthcare Conference in January 2015.

Following the announcement of the Phase 3 data, representatives of Company E and Auspex engaged in several telephonic meetings and one in-person meeting to discuss SD-809 clinical data, commercial opportunities and intellectual property matters. Company E was advised that if the Auspex Board were to consider a strategic deal, it would do so preferably by the end of the first quarter in 2015. Company E indicated that they would be able to accommodate the timelines outlined by Dr. Shah.

In December 2014, J.P. Morgan was selected by Auspex to book-run a potential follow-on financing offering in January, 2015.

In January 2015, Auspex announced favorable topline safety results from its TQT clinical trial evaluating the effects of its lead compound SD-809 on cardiac repolarization. Also, in January 2015, the U.S. Food and Drug Administration granted orphan drug designation to Auspex’s investigational compound SD-809 for the treatment of Tourette syndrome in the pediatric population. Further, in January 2015, Auspex announced the acquisition of remaining global rights to the SD-1077 program for Parkinson’s disease through the acquisition of Imphar AG.

Between January 13 and 16, 2015, based on the direction of the Auspex Board, representatives of Auspex’s senior management met with 22 pharmaceutical companies in San Francisco, California, in conjunction with the J.P. Morgan Global Healthcare Conference, including senior management team members from Teva, Company A, Company B, Company C, Company D and Company E to discuss potential strategic relationship and business development opportunities. During the conference, in consultation with Dr. Shah, J.P. Morgan independently discussed with Company B, Company C, Company D and Company E, as well as two other potential strategic parties, their acquisition strategies and potential interest in Auspex as part of their respective strategies. J.P. Morgan did not indicate to these parties that Auspex was engaged in any sales or strategic review process or that J.P. Morgan was soliciting potential interest on behalf of Auspex. J.P. Morgan subsequently met with representatives of Auspex’s senior management to discuss the results of these meetings.

On January 14, 2015, representatives of Auspex’s senior management met with senior-level representatives of Company B in San Francisco, California. At the meeting, Company B reiterated its strong interest in presenting an offer to acquire Auspex. At the meeting, Company B indicated that it would be in a position to present an offer to acquire Auspex by the middle of February 2015, following the completion of its ongoing internal due diligence process.

On January 14, 2015, the CEO and another representative of Company D met with Dr. Shah and other representatives of the senior management of Auspex, and made an unsolicited expression of interest in pursuing a potential acquisition of Auspex.

On January 15, 2015, Dr. Shah and representatives of Auspex’s senior management met with representatives of Teva in San Francisco, California. At the meeting, Dr. Michael Hayden, the President of Global R&D and Chief Scientific Officer of Teva, for the first time, expressed an interest in a potential acquisition of Auspex.

Following the meetings during the J.P. Morgan Global Healthcare Conference, representatives of Auspex’s senior management continued discussions with Teva, Company B, Company C, Company D and Company E to determine if there was interest in acquiring Auspex by the end of the first quarter of 2015 consistent with the direction from the Auspex Board.

On January 19, 2015, at the request of Dr. Shah, a representative of J.P. Morgan contacted a representative of Company E. Company E indicated that it was continuing to carry out its internal diligence and analysis and will get back to Auspex soon.

On January 23, 2015, the CEO of Company D contacted Dr. Shah and reiterated his strong interest in pursuing a potential acquisition of Auspex. Dr. Shah requested that Company D present a proposal for the Auspex Board to evaluate.

On January 23, 2015, Dr. Shah and representatives of Auspex’s senior management held an in-person/webcast meeting with representatives of Teva to discuss a potential strategic transaction.

On January 26, 2015, Dr. Shah and representatives of Auspex’s senior management participated in a webcast call with Teva’s commercial team in connection with the continuation of discussions regarding a potential strategic transaction between Teva and Auspex.

On January 28, 2015, Auspex announced the completion of a follow-on common share offering at a public offer price of $56.50 per share.

On February 2, 2015, Dr. Shah and representatives of Auspex’s senior management had a telephonic call with a senior-level representative of Company B to discuss the status of its internal process and the timing for the submission of the preliminary indication of interest that Company B had previously indicated would be forthcoming. Company B reiterated its strong interest in acquiring Auspex and indicated that it would be in a position to present an offer by the end of February or early March 2015 at the latest.

On February 2 and 6, 2015, representatives of Auspex’s senior management participated in calls with Teva’s business development team to continue discussions relating to a potential strategic transaction.

On February 5, 2015, Auspex and Company D entered into a confidentiality agreement containing mutual standstill provisions and other customary terms.

On February 9 and 10, 2015, Dr. Shah, Dr. Bharatt Chowrira, Auspex’s Chief Operating Officer and Dr. Samuel Saks, Auspex’s Chief Development Officer, participated in in-person meetings with several of Teva’s senior executives in Israel. Dr. Shah informed Teva that given the significant inbound interest in acquiring Auspex, Auspex’s Board would like to evaluate possible strategic proposals, preferably by the end of the first quarter in 2015. At these meetings, Teva indicated to Dr. Shah and other representatives of Auspex that Teva had a strong interest in acquiring Auspex and intended to submit a proposal for the acquisition of Auspex, following the completion of its ongoing internal due diligence process.

On February 10, 2015, a representative of Company B contacted a representative of Auspex’s senior management to provide an update on its ongoing valuation analysis. Subsequently, the representative of Company B contacted a representative of Auspex’s senior management and indicated that Company B required additional time to complete its internal analysis and seek senior management approval to present an offer to acquire Auspex.

On February 11, 2015, Dr. Shah and representatives of Auspex’s senior management team, held an in-person meeting with the CEO and senior-level representatives of Company D to discuss a potential strategic transaction. During the meeting, Company D proposed a stock-and-cash based acquisition of Auspex by Company D valued at between $2.1 and $2.2 billion. The CEO of Company D indicated that it could move rapidly to complete a transaction to meet Auspex’s proposed timeline.

From February 12, 2015 through March 13, 2015, Dr. Shah, representatives of senior management of Auspex and J.P. Morgan and representatives of Company D had numerous telephonic discussions regarding a strategic transaction. During these discussions, it was communicated to Company D that Company D needed to include a more significant cash component in its proposal in order to remain competitive.

On February 16 and 17, 2015, the Auspex Board held a regularly scheduled in-person meeting in La Jolla, California, with representatives of senior management and representatives of Cooley participating in the meeting.

As part of the planning for Auspex’s transition to a commercial company, Dr. Shah discussed with the Auspex Board various potential alternative scenarios for Auspex’s business as a standalone company during a five-year period based on clinical development of pipeline programs, regulatory interactions, commercial execution, access to capital and other factors. Dr. Shah also updated the Auspex Board on the status of the discussions underway with various pharmaceutical companies, the proposal from Company D and other significant inbound interest in acquiring Auspex, including from Teva and Companies B and E. During the meeting, the Auspex Board received presentations from two investment banks, including J.P. Morgan, regarding a potential engagement as a financial advisor in connection with evaluation of the proposal from Company D and other in-bound strategic alternatives. At the meeting, the Auspex Board reviewed the process for assessing the proposal from Company D. The Auspex Board also discussed with Dr. Shah, other representatives of senior management and the legal and potential financial advisors a process for engaging with other potential acquirers, including Teva and other parties engaged in active due diligence and the timing for engaging in those discussions. After the potential financial advisors left the meeting, the Auspex Board discussed further the process for considering the proposal from Company D and other acquisition proposals. Based on these discussions, the Auspex Board unanimously approved the engagement of J.P. Morgan to act as Auspex’s financial advisor and authorized senior management to, along with J.P. Morgan, contact a select number of potential strategic acquirers, including parties already conducting significant due diligence and expressing strategic interest. J.P. Morgan was selected to advise the Auspex Board on the basis of J.P. Morgan’s experience as a financial advisor in the life sciences industry and its familiarity with Auspex.

Following the February 17, 2015 meeting of the Auspex Board, and in accordance with the Auspex Board’s directives, Dr. Shah, representatives of Auspex’s senior management and J.P. Morgan, on behalf of Auspex, contacted eight pharmaceutical companies in addition to Teva, including Company B, Company C, Company D and Company E, to determine such parties’ potential interest in pursuing a strategic transaction with Auspex. At the direction of the Auspex Board, no potential financial buyers were contacted because it had been concluded that the pre-revenue profile of Auspex was inconsistent with targets pursued by financial buyers.

Company A and the other potential strategic parties that were contacted, other than Teva, Company B, Company C, Company D and Company E, did not participate in the process.

On February 19, 2015, representatives of J.P. Morgan had telephonic meetings with representatives of Company B, where Company B indicated its continued interest in acquiring Auspex and that the next step could be an in-person meeting with senior executives at Company B. Representatives of Auspex senior management held discussions with a representative of Company B to schedule such a meeting towards the end of February 2015.

On February 19, 2015, representatives of J.P. Morgan had telephonic meetings with representatives of Company E. A representative of Company E indicated to J.P. Morgan that based on its internal strategy discussions, it wanted to remain focused on building its pipeline in orphan disease treatments and did not wish to expand into broader indications, especially psychiatry indications such as tardive dyskinesia.

On February 19, 2015, representatives of J.P. Morgan had telephonic meetings with a senior representative of Company C, who indicated that Company C would provide an update on its interest in participating in the process soon.

On February 24, 2015, Teva submitted to Auspex a non-binding proposal to acquire Auspex for a range of $85-$95 per share in an all cash transaction.

On February 26, 2015, representatives of J.P. Morgan had telephonic meetings with representatives of Company C which led to Company C expressing interest in entering into a confidentiality agreement to learn more about Auspex’s lead program SD-809, SD-560 and other pipeline programs.

On March 1, 2015, Auspex and Teva entered into a new confidentiality agreement containing a standstill provision and other customary terms. The standstill terminates if a third party commences a tender offer for at least 50% of Auspex’s outstanding common stock that the Auspex Board recommends or a third party enters into an agreement with Auspex contemplating the acquisition of at least 50% of the outstanding common stock of Auspex.

On March 2, 2015, a representative of Auspex’s senior management held an in-person meeting with a representative of Company B to discuss a proposed strategic transaction. Company B reiterated its continued interest in acquiring Auspex but indicated significant internal ongoing analysis and discussion regarding the strategic fit in areas outside of Huntington’s disease and Tourette syndrome. Regarding SD-560, the representative from Company B indicated that although there is significant interest within the organization at Company B, it was not able to assign significant value based on the stage of its development.

On March 5, 2015, a representative of Company B communicated to a representative of Auspex’s senior management that based on significant internal discussions, evaluation and analysis, it was not able to receive approval from the executive management to present an offer to acquire Auspex.

On March 6, 2015, Auspex and Company C entered into a confidentiality agreement containing a standstill provision and other customary terms. The standstill terminates if a third party commences a tender offer for at least 50% of Auspex’s outstanding common stock that the Auspex Board recommends or a third party enters into an agreement with Auspex contemplating the acquisition of at least 50% of the outstanding common stock of Auspex.

Following the execution of the confidentiality agreement, between March 6, 2015 and March 20, 2015, Company C carried out significant diligence on Auspex programs, primarily around SD-809 and SD-560. During this period Dr. Shah and representatives of Auspex senior management held multiple telephonic conversations and discussions with several representatives of Company C.

Between March 11 and March 13, 2015, representatives of Teva held several telephonic meetings with Auspex’s representatives to conduct finance, tax, human resource, intellectual property, legal, research and development, chemistry and manufacturing and commercial due diligence.

On March 13, 2015, a representative of J.P. Morgan sent a process letter to Teva requesting a proposal by March 23, 2015. The process letter also included a form merger agreement that had been prepared by Cooley. The draft merger agreement contemplated an all-cash transaction effected through a cash tender offer and proposed a termination fee equal to 2.5% of Auspex’s equity value.

On March 13, 2015, Company D submitted to Auspex two alternative non-binding proposals. The first alternative proposed a stock-and-cash based acquisition of Auspex by Company D which Company D valued at $3.0 billion (which included contingent value rights of $500 million tied to future regulatory milestones). The second alternative proposed an acquisition of the compounds SD-809 and SD-1077 by Company D for stock and a spin-off to the Auspex stockholders of a new public company that would own Auspex’s non-central nervous system assets and an estimated $150 million in cash to run the spinco’s business, together valued by Company D at $2.5 billion and premised on the spin-off being affected on a tax-free basis.

On March 13, 2015, a representative of J.P. Morgan verbally communciated to a representative of Company C that Company C would need to present a proposal by March 23, 2015 to remain in the process.

On March 17, 2015, the Auspex Board met telephonically with representatives of Auspex’s senior management and legal and financial advisors participating in the meeting. During the meeting, Cooley gave a presentation on fiduciary duties in the context of reviewing a potential sale of Auspex and strategic alternatives.

Dr. Shah reviewed with the Auspex Board preliminary financial projections for Auspex prepared by Auspex management (for more information regarding these projections, please refer to the section entitled “—Certain Financial Projections”). The Auspex Board discussed key assumptions and discussed the financial projections in detail. Dr. Shah updated the Auspex Board on the process and the status of discussions with various interested companies. Dr. Shah indicated that in addition to proposals from Teva and Company D, one other party, Company C, was conducting significant diligence and had expressed a continued interest in potentially submitting an offer. Dr. Shah also summarized the three proposals received by Auspex, which were comprised of the Teva proposal and the two alternative proposals from Company D. The Auspex Board discussed with Dr. Shah, other representatives of senior management and representatives of J.P. Morgan the financial aspects of the non-binding proposals received from Teva and from Company D, as well as the implied valuation resulting from each potential offer, and anticipated timing. The Auspex Board discussed with Dr. Shah, other representatives of senior management and its advisors potential next steps with each of Teva and Company D. After considering the financial information reviewed during the meeting, the Auspex Board indicated that it would not be interested in selling Auspex for cash at less than the upper range of Teva’s offer. The Auspex Board also expressed concerns regarding the validity of the indicated tax free status in Company D’s sale and spin-off proposal as well as the management and governance aspects of its cash, stock and CVR proposal. Following a discussion, the Auspex Board directed Dr. Shah and the financial advisors to inform Teva and Company D of Auspex’s interest in continuing strategic discussions. The Auspex Board also directed Dr. Shah and the financial advisors to inform Company D that Auspex had received another proposal and that Company D would have to revise its proposal to be competitive. The Auspex Board also directed Dr. Shah and the financial advisors to continue pressing Company C to make a proposal soon if they wanted to remain in consideration.

On March 17, 2015, Dr. Shah had a telephonic conversation with a representative of Teva. The representative of Teva communicated to Dr. Shah that Teva would need an extension of time beyond March 23, 2015 in order for Teva to complete its internal board review and approval process. Dr. Shah agreed to accommodate Teva’s request provided that Teva and its legal advisors worked with Auspex’s legal advisors to negotiate the merger agreement so that if the parties reached agreement on price, the merger agreement could be executed by the end of March. The Teva representative assured Dr. Shah that Teva would work diligently towards accommodating Auspex’s timeline.

On March 20, 2015, a representative of Company C contacted a representative of Auspex’s senior management and indicated that Company C would not be continuing in the process because while it had done significant due diligence it would have to do significantly more work, including significant additional market research, to get to a valuation that would be a reasonable premium to Auspex’s current valuation.

On March 23, 2015, Teva submitted to Auspex a revised draft of the merger agreement and transmitted a tender support agreement pursuant to which certain key stockholders of Auspex would agree to support Teva’s proposed transaction, prepared by Teva’s counsel, Goodwin Procter LLP (“Goodwin”). A letter accompanying the revised draft indicated that Teva was completing its internal board review and approval process expeditiously. In the markup of the merger agreement, Teva proposed, among other things, that the termination fee equal 3.5% of Auspex’s equity value.

On March 24, 2015, representatives of Teva senior management called Dr. Shah by phone to provide an update on Teva’s internal review and approval process through various committees. The representatives of Teva senior management indicated to Dr. Shah that Teva would be able provide further updates following Teva’s board meeting , which Teva intended to convene by the end of the month. The representatives of Teva senior management indicated that based on their current analysis Teva would likely be proposing a transaction at the high end of the $85-$95 per share range that Teva had previously presented to Auspex. Dr. Shah advised them that based on the recent Auspex Board meeting and the competitive nature of this transaction, the Teva proposal would need to be aggressive.

On March 25, 2015, Cooley submitted to Goodwin a revised draft of the merger agreement. In the markup of the merger agreement, Cooley proposed, among other things, that the termination fee equal 3.0% of Auspex’s equity value. Between March 26, 2015 through March 27, 2015, Cooley and Goodwin held multiple conference calls to discuss open issues with the merger agreement. Later on March, 26, 2015, Goodwin submitted to Cooley a revised draft of the merger agreement. In the markup of the merger agreement, Teva proposed, among other things, a termination fee in the range of 3.0% to 3.5%.

On March 26, 2015, the compensation committee of the Auspex Board met telephonically to consider the impact of the potential Section 4999 excise tax on the individual executive officers and certain directors of Auspex who would be subject to such excise tax. The compensation committee discussed the factors to be taken into account by the committee in determining whether gross up payments should be made to impacted individuals and reviewed relevant market data. None of the impacted individuals were members of the compensation committee.

On March 26, 2015, Dr. Shah and a representative of Auspex senior management held a telephonic call with senior executives of Teva. The representatives from Teva indicated to Dr. Shah that Teva had received internal senior management and board approval to proceed with the proposed transaction with Auspex. Dr. Shah asked the Teva executives to provide an indication as to the price per share that Teva was considering for the new offer. A Teva representative indicated that Teva would be willing to offer up to $100 per share. Dr. Shah advised the Teva representative that Teva’s offer would need to be higher than $100 per share in order to have a realistic chance of obtaining Auspex Board approval.

On March 27, 2015, Teva submitted a revised final proposal to acquire Auspex for $101 per share, representing an equity value of $3.5 billion. The non-binding proposal also requested exclusivity for seven days. Auspex did not formally respond to the request for exclusivity and no exclusivity was granted to Teva.

On March 27, 2015, Cooley sent, on behalf of the proposed parties to the tender agreement, a revised draft of the tender agreement to Goodwin.

On March 28, 2015, the Auspex Board met telephonically with Dr. Shah, other representatives of Auspex’s senior management and legal and financial advisors participating in the meeting. During the meeting, Cooley gave a presentation on fiduciary duties in the context of reviewing a potential sale of Auspex and strategic alternatives and reviewed the status of the merger agreement discussions with Teva. Representatives of J.P. Morgan discussed the financial and structural aspects of the non-binding proposals received from Teva and Company D. Following discussion, the Auspex Board authorized management and its legal and financial advisors to proceed with finalizing a merger agreement with Teva.

Between March 28 and March 29, 2015, Cooley and representatives of Auspex’s senior management, on the one hand, and Goodwin and representatives of Teva on the other hand, continued to negotiate the merger agreement.

On March 29, 2015, the parties finalized the terms of the merger agreement and tender and support agreement.

On the afternoon of March 29, 2015, the compensation committee of the Auspex Board met telephonically to consider the impact of the potential Section 4999 excise tax on the individual executive officers and certain directors of Auspex who would be subject to such excise tax. The committee considered that the affected individuals have a significant number of unvested equity awards that, as a result of the significant stock price appreciation of shares over the past two years, including as a result of Auspex’s successful initial public offering and follow-on offering and significant company achievements and consequent shareholder value creation were the primary reason for the significant Section 4999 excise tax burden. The committee also considered the fact that the base payments of certain affected individuals reflected their short tenure as executive officers and, in the case of Dr. Shah and Sepehr Sarshar, included their services as non-compensated directors. The committee determined that it was in the best interests of Auspex to align the interests of stockholders with those of the executive officers and mitigate the negative impact to the executive officers as a result of the Transactions expected to bring significant financial benefits to Auspex and its stockholders. None of the impacted individuals were members of the compensation committee.

Later, on the afternoon of March 29, 2015 the Auspex Board met telephonically with Dr. Shah, other representatives of Auspex’s senior management and legal and financial advisors participating in the meeting, to consider the proposed transaction with Teva. At the meeting Cooley then reviewed key provisions of the Merger Agreement and Tender Agreement, including structure and timing considerations, offer conditions, required regulatory approvals, treatment of options, restricted stock units and warrants, the non-solicitation clause and fiduciary duty exceptions that would permit Auspex to negotiate and accept an unsolicited superior proposal, subject to compliance with Teva’s match rights, the change of board recommendation provisions, the termination provisions and termination fees and circumstances under which the payment of termination fees would be triggered. Cooley also reviewed the terms of the tender agreement, the percentage of securities that would be subject to the tender agreement and circumstances under which the tender agreement would terminate. J.P. Morgan delivered to the Auspex Board its oral opinion, which was confirmed by delivery of a written opinion dated March 29, 2015, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing the opinion, the cash consideration to be paid to the Auspex common stockholders in the Transaction was fair, from a financial point of view, to such stockholders. Following this discussion, the compensation committee presented its recommendation to the Auspex Board with respect to certain compensation related matters. After further discussion, the Auspex Board unanimously (i) determined that the Transactions are fair to and in the best interests of Auspex and its stockholders, (ii) approved and declared advisable the Merger Agreement and the Transactions, (iii) resolved to recommend that Auspex’s stockholders accept the Offer and tender their Shares to Purchaser pursuant thereto and (iv) agreed that the Agreement shall be subject to Section 251(h) of the DGCL. The Auspex Board, upon recommendation by the compensation committee, also determined that, contingent upon the effectiveness of the Transaction, Auspex would provide the affected individuals with a cash payment with respect to the Section 4999 excise tax, so that, on a net after-tax basis, they would be in the same position as if no such excise tax had applied to them. Each impacted individual recused himself with respect to the applicable approval.

Later in the day on March 29, 2015, the Merger Agreement and Tender Agreement were signed. Teva and Auspex issued a joint press release announcing the execution of the Merger Agreement prior to the open of U.S. market on March 30, 2015. A copy of the press release has been filed as Exhibit (a)(5)(A) and is incorporated herein by reference.

(ii)	Reasons for Recommendation

On March 29, 2015, our Board of Directors unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable to, and in the best interest of, the Company and its stockholders, (ii) approved the execution, delivery and performance by the Company of the Merger Agreement, and the consummation of the Transactions, including the Offer and the Merger, (iii) agreed that the Merger shall be subject to Section 251(h) of the DGCL, (iv) resolved to recommend that the stockholders of the Company tender their shares to Purchaser pursuant to the Offer, subject to the right of the Auspex Board to withdraw or modify its recommendation in accordance with the terms of the Merger Agreement, and (v) approved the Tender and Support Agreement for purposes of and in accordance with Section 203 of DGCL.

Our Board of Directors carefully considered numerous reasons, including the following, each of which is supportive of its decision to approve the Merger Agreement and the Transactions and recommend the Transactions to the Auspex stockholders:

•	the Offer consists solely of cash, providing certainty, immediate value and liquidity to our stockholders;

•	the Offer Price of $101.00 per Share, without interest, in cash represents a 42.4% premium to the closing price of our Common Stock of $70.91 on March 27, 2015, the last full trading day before the Transactions were approved by our Board of Directors, a 37.9% premium over the average closing trading prices for the Shares for the 30-day period ended on March 27, 2015 and a 742% premium to our initial public offering price of $12.00 on February 5, 2014;

•	the belief of our Board of Directors that as a result of arm’s length negotiations with Parent and Purchaser, Auspex and its representatives negotiated the highest price per share that Parent had been willing to pay for Auspex and that the terms of the Merger Agreement include the most favorable terms to Auspex in the aggregate to which Parent and Purchaser were willing to agree;

•	the belief of our Board of Directors, after a thorough review of strategic alternatives and discussions with Auspex management and legal counsel, that the Offer Price is more favorable to the stockholders of Auspex than the potential value that might have resulted from other strategic options available to Auspex, including remaining a standalone public company, completing the regulatory process for obtaining marketing approval for SD-809 and building the commercial infrastructure necessary to launch and sell drug products and transforming the company into a specialty pharmaceutical company;

•	our Board of Directors’ assessment of our prospects for substantially increasing stockholder value as a standalone company in excess of the Offer Price, given the risks and uncertainties in our business, including, among other things, the costs and risks associated with building a commercial infrastructure, hiring or leasing a sales force, launching and marketing SD-809 for the treatment of chorea associated with Huntington’s Disease (assuming SD-809 receives marketing approval); continuing the development of SD-809 for other indications, including completing the two safety and efficacy clinical trials of SD-809 for the potential treatment of tardive dyskinesia and the preliminary efficacy, pharmacokinetic and safety Phase 1b clinical trial of SD-809 for the treatment of tics associated with Tourette Syndrome; continuing the development of other pipeline drug candidates; risks relating to competition from existing drugs and drugs under development; risks relating to commercial drug sales, including risks relating to reimbursement and product pricing; the risk that we could require additional capital in order to execute on our strategy before achieving profitability and the potential cost of capital, including the dilution to the existing equity holders; and the execution risks associated with transforming a biotechnology company focused on product development into a profitable specialty pharmaceutical company with sufficient scale and sales execution ability to compete effectively;

•	the belief of our Board of Directors that Auspex had engaged in a reasonable process to obtain the best value reasonably available for the stockholders and created an opportunity for other potentially interested parties to negotiate a transaction with Auspex if such parties were interested in a strategic transaction and the fact that the Offer Price was higher than the value of any alternative acquisition proposal that resulted from the process;

•	the financial analyses reviewed and discussed with our Board of Directors (based on information provided to J.P. Morgan) by representatives of J.P. Morgan on March 29, 2015 and the oral opinion of J.P. Morgan delivered to our Board of Directors, which was confirmed by delivery of a written opinion dated March 29, 2015, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing the opinion, the consideration to be paid to Auspex’s stockholders in the Transactions was fair, from a financial point of view, to such stockholders (see below under “—Opinion of Financial Advisor”). The full text of the written opinion of J.P. Morgan, dated March 29, 2015, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken in rendering the opinion, has been included as Annex I to this Schedule 14D-9;

•	the fact that the Offer is structured as a tender offer, which can be completed, and the cash consideration can be delivered to Auspex’s stockholders, on a prompt basis, reducing the period of uncertainty during the pendency of the Transactions on stockholders and employees, with a second-step, in accordance with Section 251(h) of the DGCL, to be completed shortly after the acceptance of the Offer in which stockholders who do not tender their Shares in the Offer will receive the same cash price payable for the Shares in the Offer;

•	the fact that, under certain circumstances, the Purchaser must, at the election of Auspex, extend the Offer for one or more periods until September 29, 2015, if any Offer condition has not been satisfied, or, to the extent permitted by the Merger Agreement, waived;

•	the belief of our Board of Directors that the transaction is unlikely to be delayed by antitrust review and that there is potentially a relatively short time frame before closing;

•	the terms and conditions of the Merger Agreement, including the following related factors:

•	Parent’s ability to fund the Offer Price with cash;

•	the fact that Parent’s and Purchaser’s obligations under the Merger Agreement, including with respect to the Offer and the Merger, are not subject to any financing conditions and that Parent and Purchaser make representations and warranties in the Merger Agreement about the sufficiency of their financial resources to purchase Shares pursuant to the Offer and to consummate the Merger;

•	the anticipated timing of the consummation of the Merger and the Transaction;

•	the structure of the transaction as a cash tender offer for all outstanding Shares, with the expected result that a relatively short period will elapse before our stockholders receive the Offer Price;

•	the nature of the conditions to Parent’s obligations to consummate the Offer and the other Transactions and the risk of non-satisfaction of such conditions;

•	the conclusion of our Board of Directors that the termination fee of $104 million, representing approximately 3% of the equity value of the Transactions, and the circumstances when such termination fee may be payable by Auspex, are reasonable in light of the benefit of the Offer and the other Transactions;

•	the ability of our Board of Directors under the Merger Agreement to withdraw or modify its recommendation that Auspex’s stockholders accept the Offer and tender their Shares in certain circumstances, including in connection with a superior offer, and Auspex’s right to terminate the Merger Agreement in order to accept a superior offer and enter into a definitive agreement with respect to such superior offer, subject to payment of a termination fee, and the related ability for any other party to approach Auspex if such party is potentially interested in such a transaction subject to the terms and conditions of the Merger Agreement; and

•	the availability of statutory appraisal rights to Auspex’s stockholders who do not tender their shares in the Offer and otherwise comply with all required procedures under the DGCL.

Our Board of Directors also considered a variety of risks and other potentially negative reasons in determining whether to approve the Merger Agreement and the Transactions, including the following:

•	the fact that Auspex would no longer exist as an independent, publicly traded company, and our stockholders would no longer participate in any future earnings or growth of Auspex or benefit from the successful execution of Auspex’s current strategy as a public company;

•	the potential effects of the announcement and pendency of the Merger Agreement and the Offer on Auspex’s operations, employees, customers and suppliers and its ability to retain employees;

•	the fact that our executive officers and members of our Board of Directors may be deemed to have interests in the execution and delivery of the Merger Agreement and all of the Transactions, including the Offer and the Merger, that may be different from or in addition to those of our stockholders, generally;

•	the fact that if the Offer and the other Transactions are not consummated in a timely manner or at all:

•	the trading price of Shares may be adversely affected;

•	Auspex will have incurred significant transaction and opportunity costs attempting to consummate the Transactions;

•	Auspex may have lost employees, customers or other commercial partners after announcement of the Offer;

•	Auspex’s business may be subject to significant disruption;

•	Auspex’s directors, officers and other employees will have expended considerable time and effort to consummate the Transactions;

•	the $104 million termination fee payable to Purchaser upon the occurrence of certain events, including the potential effect of such termination fee to deter other potential acquirers from publicly making a competing offer for Auspex that might be more advantageous to Auspex’s stockholders, and the impact of the termination fee on Auspex’s ability to engage in certain other transactions for 12 months from the date of the Merger Agreement is terminated in certain circumstances;

•	the fact that the gain realized by Auspex’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes; and

•	the restrictions in the Merger Agreement on the conduct of Auspex’s business prior to the consummation of the Merger, which may delay or prevent Auspex from undertaking business or other opportunities that may arise prior to the consummation of the Offer or the Merger.

Our Board of Directors concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger were outweighed by the potential benefits of the Offer and Merger.

The foregoing discussion of our Board of Directors’ reasons for its recommendation to accept the Offer is not meant to be exhaustive, but addresses the material information and factors considered by our Board of Directors in connection with its recommendation. In view of the wide variety of factors considered by our Board of Directors in connection with the evaluation of the Offer and the complexity of these matters, our Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. Rather, our directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of our Board of Directors may have been influenced to a greater or lesser degree by different factors. In arriving at their respective recommendations, the members of our Board of Directors considered the interests of our executive officers and directors as described under “Past Contacts, Transactions, Negotiations and Agreements” in Item 3 above.

(iii)	Certain Financial Projections

Auspex does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance or results of operations due to the inherent unpredictability of the underlying assumptions and projections. In connection with our Board of Directors’ review of potential strategic alternatives, our management prepared financial projections reflecting Auspex as a standalone company (the “Projections”). Auspex provided the Projections to our Board of Directors and to J.P. Morgan and directed J.P. Morgan to use the Projections in connection with the rendering of its fairness opinion to the Auspex Board and performing its related financial analysis, as described above under the heading “—Opinion of Financial Advisor” in this Item 4 of this Schedule 14D-9. The Projections were not provided to Teva or any other potential strategic parties.

The projections set forth below are included solely to give Auspex stockholders access to certain financial projections that were made available to our Board of Directors and advisors and is not included in this Schedule 14D-9 in order to influence any stockholder’s decision to tender Shares in the Offer or any other purpose.

The Projections were prepared by management for internal use. The Projections were not prepared with a view toward public disclosure, or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or United States generally accepted accounting principles (“GAAP”). Neither our independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included below, or expressed any opinion or any other form of assurance on such information or its achievability.

The Projections estimate EBIT (calculated as total revenue minus cost of goods sold, sales, general and administrative expenses (“SG&A”) and research and development costs (“R&D”) determined under GAAP, including non-cash compensation expense as a component of SG&A and R&D costs) and EBIAT (calculated as EBIT minus taxes). The Projections reflect numerous estimates and assumptions made by Auspex’s management with respect to general business, economic, competitive, regulatory, reimbursement and other market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond Auspex’s control. The financial projections of Auspex were prepared in accordance with GAAP, except as otherwise noted.

The Projections are based on the following assumptions:

•	90% probability of success that Auspex will launch SD-809 (for the treatment of chorea associated with Huntington’s Disease (HD)) in the U.S. in 2016, 50% probability of success that Auspex will launch SD-809 (for the treatment of tardive dyskinesia (TD)) in the U.S. in 2017, 30% probability of success that Auspex will launch SD-809 (treatment of tics associated with Tourette syndrome) in the U.S. in 2019, 15% probability of success that Auspex will launch SD-560 (idiopathic pulmonary fibrosis (IPF)) in the U.S./E.U. in 2019, 15% probability of success that Auspex will launch SD-560 (for lung involvement associated with Systemic Sclerosis) in the U.S./E.U. in 2019, 15% probability of success that Auspex will launch SD-1077 in the U.S./E.U. in 2019 and 10% probability of success that Auspex will launch Deuketamine in the U.S./E.U. in 2020;

•	assume the following peak sale penetrations for each of SD-809, SD-560, SD-1077, and Deuketamine: 31% of U.S. HD patients with symptomatic chorea; 8% of U.S. TD patients; 19% of US Tourette patients; 17% of mild moderate IPF patients receiving treatment in U.S. and E.U.; 13% of SSc patients in U.S. and E.U. with lung involvement receiving treatment; 5% of l-dopa treated Parkinson’s patients in the U.S. and E.U.; and 3% of 3rd line and 4% of 4th line Major Depressive Disorder patients in the U.S. and E.U.; and assumes patient compliance and disease persistency rates;

•	assumes annual price at launch and annual pricing increases; product revenues decrease by 50% each year following expiration of the relevant patents (with patent expirations assumed at 2031 for SD-809, 2028 for SD-560, 2028 for Deuketamine and 2029 for SD-1077);

•	assumes SG&A and R&D expenses in 2015 through 2017 based on projected costs of expected clinical development and commercial activities and assumes operating expenses as a percentage of projected revenue for 2018 through 2032; and

•	net operating loss starting balance of $91 million as of December 31, 2014.

The Projections assume tax assets of $90 million as of December 31, 2014 that are used to offset taxes and a tax rate of 38%, capital expenditures and depreciation and amortization based upon management guidance for 2015-2017 and 0.5% of revenue after 2017 and change in working capital equal to 10% of revenue. The Projections assume that the Auspex funds its operating expenses from its existing cash resources, funds generated through operations and non-dilutive financing and that any capital required to fund development of its pipeline would have less than a 10% impact on its outstanding equity. In addition, EBIT and EBIAT include non-cash stock-based compensation as if they were cash expenses.

The Projections reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The inclusion of the Projections should not be regarded as an indication that we or anyone who received the Projections then considered, or now considers, the projections to be necessarily predictive of actual future events, and this information should not be relied upon as such. Management views the financial projections as being subject to inherent risks and uncertainties associated with such long-range projections. We do not intend to, and disclaim any obligation to, update, revise or correct the projections if any of it is or becomes inaccurate (even in the short term).

The Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Auspex in our public filings with the SEC. The Projections do not take into account any circumstances or events occurring after the date they were prepared. Further, the Projections do not take into account the effect of any failure of the Offer or the Merger to be consummated and should not be viewed as accurate or continuing in that context. Stockholders are cautioned not to place undue, if any, reliance on the Projections included in this Schedule 14D-9.

Management Projections

(dollars in millions)

	2015E	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E
Total Revenue	$0	$66	$188	$395	$672	$992	$1,306	$1,566	$1,831	$2,069	$2,229	$2,315	$2,404	$2,495	$2,339	$2,280	$2,175	$1,073	$0
Operating Expenses	$135	$218	$258	$284	$381	$458	$415	$492	$569	$633	$668	$695	$721	$749	$702	$684	$653	$323	$0
EBIT(1)	($135)	($152)	($71)	$111	$291	$534	$890	$1,074	$1,262	$1,436	$1,561	$1,620	$1,682	$1,747	$1,638	$1,596	$1,522	$751	$0
EBIAT(1)	($135)	($152)	($71)	$69	$180	$331	$552	$666	$782	$890	$968	$1,005	$1,043	$1,083	$1,015	$989	$944	$466	$0
D&A	$1	$1	$1	$2	$3	$5	$7	$8	$9	$10	$11	$12	$12	$12	$12	$11	$11	$5	$0
Capex	$1	$1	$1	$2	$3	$5	$7	$8	$9	$10	$11	$12	$12	$12	$12	$11	$11	$5	$0
Change in NWC	$0	$7	$12	$21	$28	$32	$31	$26	$26	$24	$16	$9	$9	$9	($16)	($6)	($10)	($110)	$0
Free Cash Flow (2)	($135)	($159)	($83)	$48	$153	$299	$521	$640	$756	$866	$952	$996	$1,034	$1,074	$1,031	$995	$954	$576	$0

(1)	Includes the following non-cash stock-based compensation as if they were cash expenses, $21 (2015), $33 (2016) and $40.8 (2017). Auspex has not determined non-cash stock based compensation for subsequent years.
(2)	The Free Cash Flow numbers were calculated from EBIAT plus depreciation & amortization minus capital expenditure and change in net working capital. Free Cash Flow is not a GAAP amount.

(iv)	Opinion of Financial Advisor

Pursuant to an engagement letter dated February 17, 2015, Auspex retained J.P. Morgan as its financial advisor in connection with the Transactions.

At the meeting of the Auspex Board on March 29, 2015, J.P. Morgan rendered its oral opinion to the Auspex Board that, as of such date and based upon and subject to the factors, assumptions and limitations set forth in its opinion, the consideration to be paid to Auspex’s common stockholders in the Transactions was fair, from a financial point of view, to such stockholders. J.P. Morgan has confirmed its oral opinion by delivering its written opinion to the Auspex Board, dated March 29. 2015, that, as of such date, the cash consideration to be paid to Auspex’s common stockholders in the Transactions was fair, from a financial point of view, to such stockholders. No limitations were imposed by the Auspex Board upon J.P. Morgan with respect to the investigations made or procedures followed by it in rendering its opinion.

The full text of the written opinion of J.P. Morgan dated March 29, 2015, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken in rendering its opinion, has been filed as Annex I to this Schedule 14D-9 and is incorporated herein by reference. Auspex’s stockholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion is addressed to the Auspex Board, is directed only to the per Share consideration to be paid to Auspex’s common stockholders in the Transactions and does not constitute a recommendation to any stockholder of Auspex as to whether such stockholder should tender its shares into the Offer or how such stockholder should vote with respect to the Transactions or any other matter. The summary of the opinion of J.P. Morgan set forth in this 14D-9 is qualified in its entirety by reference to the full text of such opinion.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed the Merger Agreement;

•	reviewed the Tender and Support Agreement;

•	reviewed certain publicly available business and financial information concerning Auspex and the industries in which it operates;

•	compared the proposed financial terms of the Transactions with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

•	compared the financial and operating performance of Auspex with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of Auspex’s Common Stock and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by the management of Auspex relating to its business; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

J.P. Morgan also held discussions with certain members of the management of Auspex with respect to certain aspects of the Transactions, and the past and current business operations of Auspex, the financial condition and future prospects and operations of Auspex, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by Auspex or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (nor did J.P. Morgan assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct or was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of Auspex under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to it or derived therefrom, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Auspex to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan also assumed that the Transactions and the other transactions contemplated by the Merger Agreement will have the tax consequences described in discussions with, and materials furnished to J.P. Morgan by, representatives of Auspex, and will be consummated as described in the Merger Agreement. J.P. Morgan also assumed that the representations and warranties made by Auspex in the Merger Agreement and the related agreements were and will be true and correct in all respects material to J.P. Morgan’s analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to Auspex with respect to legal, regulatory or tax issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on Auspex or on the contemplated benefits of the Transactions.

The Projections for Auspex were prepared by the management of Auspex and furnished to J.P. Morgan for the purposes of J.P. Morgan’s analysis. Auspex does not publicly disclose internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the Transactions, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections. For more information regarding the use of projections, please refer to the section entitled “—Certain Financial Projections” beginning on page 29 of this Schedule 14D-9.

J.P. Morgan’s opinion is based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. Subsequent developments may affect J.P. Morgan’s opinion, and J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the consideration to be paid to Auspex’s common stockholders in the proposed Transactions, and J.P. Morgan has expressed no opinion as to the fairness of any consideration paid in connection with the Transactions to the holders of any other class of securities, creditors or other constituencies of Auspex or as to the underlying decision by Auspex to engage in the Transactions. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transactions, or any class of such persons relative to the cash consideration to be paid to Auspex’s common stockholders in the Transactions or with respect to the fairness of any such compensation.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with providing its opinion. The financial analyses summarized below include information presented in tabular format. The tables are not intended to stand alone and, in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth herein without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s financial analyses.

Public Trading Multiples. Using publicly available information, J.P. Morgan compared selected financial data of Auspex with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan deemed based on its experience and professional judgment to be sufficiently analogous to Auspex. The companies selected by J.P. Morgan were:

•	Intercept Pharmaceuticals, Inc.

•	Neurocrine Biosciences, Inc.

•	ACADIA Pharmaceuticals Inc.

•	PTC Therapeutics, Inc.

•	Portola Pharmaceuticals, Inc.

•	Chimerix, Inc.

•	Sarepta Therapeutics Inc.

None of the selected companies reviewed are identical to Auspex. However, the companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of Auspex based on business sector participation, financial metrics and the stage of development of key products. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than they would affect Auspex.

For each publicly traded company listed above, J.P. Morgan calculated and compared financial multiples and ratios based on publicly available information as of March 26, 2015. Among other calculations, the information J.P. Morgan calculated for each of the selected publicly traded companies included:

•	Multiple of firm value (calculated as equity value of the company’s common stock on a fully diluted basis, plus total debt and non-controlling interests, less cash and cash equivalents) to the company’s revenue for the fiscal year 2017 (the “2017E FV/Revenue”); and

•	Multiple of firm value (calculated as equity value of the company’s common stock on a fully diluted basis, plus total debt and non-controlling interests, less cash and cash equivalents) to the company’s revenue for the fiscal year 2018 (the “2018E FV/Revenue”).

The following table represents the results of this analysis:

	Median	Low	High
2017E FV/Revenue	10.6x	5.9x	34.0x
2018E FV/Revenue	5.8x	1.8x	15.5x

Based on the results of the above analysis, J.P. Morgan selected multiple reference ranges for Auspex of 7.0x to 11.0x for 2017E FV/Revenue and 5.0x and 7.0x for 2018E FV/Revenue. These multiples were then applied to the appropriate metrics for Auspex based on the Projections, yielding the following implied equity value ranges for Auspex’s common stock, rounded to the nearest $1.00:

	Implied Equity Value Per Share
	Low	High
2017 FV/Revenue	$48.00	$69.00
2018 FV/Revenue	$67.00	$89.00

The ranges of implied equity values for Auspex’s common stock based on the Projections were compared to the proposed cash consideration of $101.00 per share of Company common stock.

Selected Transaction Multiples Analysis. Using publicly available information, J.P. Morgan examined selected transactions with respect to acquired companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of Auspex based on business sector participation, financial metrics and the stage of development of key products. Specifically, J.P. Morgan reviewed the following transactions:

Target	Acquiror	Date Announced
NPS Pharmaceuticals Inc.	Shire Plc	1/11/15
Avanir Pharmaceuticals Inc.	Otsuka Holdings Co. Ltd.	12/2/14
Intermune Inc.	Roche Holding AG	8/24/14
Gentium S.p.A.	Jazz Pharmaceuticals PLC	12/19/13
ViroPharma Incorporated	Shire Plc	11/11/13
Human Genome Sciences Inc.	GlaxoSmithKline plc	7/16/12
Micromet Inc.	Amgen Inc.	1/26/12
Clinical Data Inc.	Forest Laboratories Inc.	2/22/11
Abgenix Inc.	Amgen Inc.	12/14/05

Using publicly available information, J.P. Morgan calculated, for each selected transaction, the ratio of the target company’s firm value (calculated as equity value of the company’s common stock on a fully diluted basis, plus total debt and non-controlling interests, less cash and cash equivalents) to the target company’s forward 3-year revenue (“FV/3-Yr Fwd Revenue Multiple”).

The following table represents the results of this analysis:

	Median	Mean	Low	High
FV/3-Yr Fwd Revenue Multiple	7.2x	9.1x	3.9x	15.9x

Based on the results of this analysis, J.P. Morgan selected a multiple reference range of 7.0x – 16.0x for FV/3-Yr Fwd Revenue Multiple and applied such multiple reference range to Auspex’s three-year forward revenue (i.e., revenues in fiscal year 2017) as provided to J.P. Morgan by Auspex’s management. This analysis resulted in the following implied equity value range for Auspex’s common stock, rounded to the nearest $1.00:

	Implied Equity Value Per Share
	Low	High
FV/3-Yr Fwd Revenue Multiple	$48.00	$96.00

This range of implied equity value for Auspex’s common stock based on the three-year forward revenue provided by Auspex’s management was compared to the proposed cash consideration of $101.00 per share of Company common stock.

Discounted Cash Flow Analysis. J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining an implied fully diluted equity value per share for Auspex’s common stock. A discounted cash flow analysis is a method of evaluating an asset using estimates of the future unlevered free cash flows generated by the asset and taking into consideration the time value of money with respect to those cash flows by calculating their “present value.” The “unlevered free cash flows” refers to a calculation of the future cash flows generated by an asset without including in such calculation any debt servicing costs. Specifically, unlevered free cash flow represents unlevered net operating profit after tax, which for purposes of J.P. Morgan’s analysis, assumes stock-based compensation is treated as an expense, adjusted for depreciation and amortization, capital expenditures and changes in net working capital. “Present value” refers to the current value of the cash flows generated by the asset, and is obtained by discounting those cash flows back to the present using a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital and other appropriate factors.

J.P. Morgan calculated the unlevered free cash flows that Auspex is expected to generate and the cash tax savings from the net operating losses (“NOLs”) that Auspex is expected to utilize during fiscal years 2015 through 2033 as provided in the Projections and furnished to J.P. Morgan for its use in connection with its analysis of the Transactions. For purposes of its analysis, J.P. Morgan assumed a valuation date of March 31, 2015. The unlevered free cash flows and NOLs were then discounted to present values using a range of discount rates from 10% to 13%. The range of discount rates was based upon J.P. Morgan’s analysis of capital structures, levered betas and costs of equity and debt of Auspex and selected publicly traded companies. The present value of unlevered free cash flows and NOLs was then adjusted by adding Auspex’s net cash as of March 31, 2015 as directed by Auspex’s management to derive the implied equity value.

Based on the foregoing, this discounted cash flow analysis indicated the implied equity value for Auspex’s common stock, rounded to the nearest $1.00, of $86.00 and $113.0 per share of Auspex’s common stock. This range of implied equity value for Auspex’s common stock was compared to the proposed cash consideration of $101.00 per share of Company common stock.

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of Auspex. In arriving at its opinion, J.P. Morgan reviewed various financial and operational metrics for Auspex, including the Projections which were made available to J.P. Morgan by or on behalf of Auspex. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. None of the selected publicly traded companies reviewed as described in the above summary is identical to Auspex, and none of the selected transactions reviewed was identical to the Transactions. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of Auspex. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of J.P. Morgan’s analysis, may be considered similar to the Transactions. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than they would affect Auspex and the transactions differently than they would affect the Transactions.

As part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. J.P. Morgan was selected to advise the Auspex Board in connection with the Transactions on the basis of such experience and its familiarity with Auspex.

For services rendered in connection with the Transactions, Auspex has agreed to pay J.P. Morgan a fee of approximately $35 million, of which $2 million became payable upon the earlier of the public announcement of the Transactions and the delivery of J.P. Morgan’s opinion and the remaining $33 million of which will become payable only if the proposed Transactions are consummated. In addition, Auspex has agreed to reimburse J.P. Morgan for its reasonable costs and expenses incurred in connection with its engagement, as incurred, including the reasonable fees and disbursements of outside counsel and other outside professional advisors, and will indemnify J.P. Morgan and related persons from and against certain liabilities relating to or arising out of activities performed or services furnished pursuant to J.P. Morgan’s engagement letter with Auspex, and any transaction or J.P. Morgan’s role in connection therewith.

During the two years preceding the date of J.P. Morgan’s opinion, neither J.P. Morgan nor its affiliates have had any other material financial advisory or other material commercial or investment banking relationships with Parent or the Purchaser. During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with Auspex, for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as sole bookrunner on Auspex’s equity securities offering in January 2015. In addition, during such period, J.P. Morgan and its affiliates have provided treasury and securities services to the Purchaser, for which J.P. Morgan and its affiliates have received customary compensation or other financial benefits. The total fees paid to J.P. Morgan by the Purchaser and Auspex for all such services rendered during the two years preceding the date of J.P. Morgan’s opinion is approximately $0.8 million and $5.7 million, respectively. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of Auspex or the Purchaser for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

(v)	Intent to Tender

To our knowledge, after making reasonable inquiry, all of our executive officers and directors currently intend to tender, or cause to be tendered pursuant to the Offer, all Shares held of record by such persons immediately prior to the expiration of the Offer and, if necessary, to vote such Shares in favor of the approval of the Merger and the approval and adoption of the Merger Agreement. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. In addition, the directors and officers of the Company and certain stockholders affiliated with such directors have entered into the Tender and Support Agreement, as further described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Auspex and its Executive Officers, Directors and Affiliates” above.

Item 5.	Person/Assets Retained, Employed, Compensated or Used.

Pursuant to a letter agreement dated February 17, 2015 (the “engagement letter”), Auspex engaged J.P. Morgan to act as its financial advisor in connection with the Transactions and, in connection with such engagement, to deliver to our Board of Directors its opinion as to the fairness from a financial point of view of the consideration to be paid to the holders of Shares pursuant to the Merger Agreement, as discussed above in Item 4. Pursuant to the terms of this engagement letter, Auspex has agreed to pay J.P. Morgan a transaction fee that is estimated, based on the information available as of the date of announcement of the Transactions, at approximately $35 million, $33 million of which is payable contingent upon consummation of the Transactions and $2 million of which was payable upon the earlier of the public announcement of the Transactions and the delivery of J.P. Morgan’s opinion. In addition, Auspex has agreed to reimburse J.P. Morgan for its reasonable costs and expenses, including reasonable fees and expenses of outside counsel and other outside professional advisors, and to indemnify J.P. Morgan and related persons from and against certain liabilities relating to or arising out of activities performed or services furnished pursuant to J.P. Morgan’s engagement letter with Auspex, and any transaction or J.P. Morgan’s role in connection therewith.

Neither Auspex nor any person acting on its behalf has or currently intends to directly or indirectly employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Auspex on its behalf with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company.

No transactions with respect to shares of our Common Stock have been effected by us or, to our knowledge after making reasonable inquiry, by any of our executive officers, directors or affiliates during the 60 days prior to the date of this Schedule 14D-9, except for the exercise by Dr. Stamler of 3,000 Shares underlying a Stock Option and the related sale of 3,000 Shares by Dr. Stamler pursuant to a rule 10b5-1 trading plan on March 16, 2015.

Item 7.	Purposes of the Transaction and Plans or Proposals.

(a) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, no negotiations are being undertaken or are underway by us in response to the Offer which relate to a tender offer or other acquisition of our securities by Auspex, any subsidiary of Auspex or any other person.

(b) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, no negotiations are being undertaken or are underway by us in response to the Offer which relate to, or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Auspex or any subsidiary of Auspex, (ii) any purchase, sale or transfer of a material amount of assets of Auspex or any subsidiary of Auspex, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Auspex.

(c) We have agreed that from the date of the Merger Agreement to the Effective Time or the date, if any, on which the Merger Agreement is terminated, we will not, among other matters, solicit alternative acquisition offers. In addition, we have agreed to certain procedures that we must follow in the event Auspex receives an unsolicited acquisition proposal. The information set forth in Section 11 - “Purpose of the Offer and Plans for Auspex; Summary of the Merger Agreement and Certain Other Agreements” of the Offer to Purchase under the heading “No Solicitation” is incorporated herein by reference.

(d) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of our Board of Directors, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Golden Parachute Compensation

See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Auspex and its Executive Officers, Directors and Affiliates—Golden Parachute Compensation.”

Conditions of the Offer

The information set forth in Section 13 – “Conditions to the Offer” of the Offer to Purchase is incorporated herein by reference.

Stockholder Approval Not Required

On March 29, 2015, our Board of Directors unanimously (i) determined that the Transactions are fair to and in the best interests of Auspex and its stockholders, (ii) approved and declared advisable the Merger Agreement and the Transactions, (iii) agreed that the Merger Agreement shall be subject to Section 251(h) of the DGCL (iv) resolved to recommend that the stockholders of the Company tender their Shares to Purchaser pursuant to the offer, subject to the right of the Auspex Board to withdraw or modify its recommendation in accordance with the terms of the Merger Agreement, and (v) approved the Tender and Support Agreement for purposes of and in accordance with Section 203 of DGCL.

If Purchaser acquires, pursuant to the Offer, Shares that represent at least one more than 50% of the sum of (x) the total number of Shares outstanding at the time of the expiration of the Offer, including Shares subject to RSAs and Shares deemed issued pursuant to the ESPP plus (y) the aggregate number of Shares issuable to holders of Stock Options and warrants from which Auspex has received notices of exercise prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of Stock Options and warrants), plus (z) the aggregate number of Shares that will be issuable upon the deemed exercise of any warrants excluding any warrants included in clause (y), Purchaser will be able to effect the Merger after consummation of the Offer pursuant to Section 251(h) of the DGCL, without a vote by our stockholders.

State Takeover Laws

A number of states (including Delaware, where we are incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.”

In accordance with the provisions of Section 203 of the DGCL, our Board of Directors has approved the Merger Agreement and the Transactions, as described in Item 4 above and, for purposes of Section 203 of the DGCL.

Notice of Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of Auspex who have not properly tendered their Shares in the Offer and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to receive appraisal rights for the “fair value” of their Shares in accordance with Section 262 of the DGCL. Stockholders should be aware that the fair value of their Shares could be more than, the same as or less than the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.

The following is a summary of the procedures to be followed by stockholders that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as Annex II. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders should assume that Auspex will take no action to perfect any appraisal rights of any stockholder. Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.

Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	prior to the consummation of the Offer, which is the first date on which Parent irrevocably accepts for purchase the Shares tendered pursuant to the Offer, deliver to Auspex at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform Auspex of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to Auspex Pharmaceuticals, Inc., 3333 N. Torrey Pines Court, Suite 400, San Diego, CA 92037, attention: Justin Chakma. The demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stockholder’s certificates (whether in book entry or on physical certificates) evidencing such stockholder’s Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record; however, such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Shares.

A record stockholder, such as a broker who holds Shares as a nominee for beneficial owners, some or all of whom desire to demand appraisal, must exercise rights on behalf of such beneficial owners with respect to the Shares held for such beneficial owners. In such case, the written demand for appraisal must set forth the number of shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.

Filing a Petition for Appraisal.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court of Chancery (the “Delaware Court”) demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Auspex is under no obligation to and has no present intention to file a petition and holders should not assume that Auspex will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the surviving corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of a Petition by a Dissenting Stockholder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Stockholders. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Stockholders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Shares. The Delaware Court may require that Dissenting Stockholders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Stockholder who does not comply with such requirement. Accordingly, Dissenting Stockholders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings.

The Shares will be appraised by the Delaware Court at the fair value thereof as of the Effective Time exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the value, the court is to take into account all relevant factors.

The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

Dissenting Stockholders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court shall be dismissed as to any Dissenting Stockholder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just. From and after the Effective Time, Dissenting Stockholders will not be entitled to vote their Shares for any purpose and will not be entitled to receive payment of dividends or other distributions in respect of such Shares payable to stockholders of record thereafter.

Stockholders considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.

The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer.

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Legal Proceedings

There are currently no material legal proceedings.

U.S. Antitrust Compliance

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until required information and documentary material has been furnished the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the applicable waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period which begins when Parent files a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the

FTC and the Antitrust Division. Auspex also must file a Premerger Notification and Report Form no later than 5 p.m. Eastern Time on the 7th business day following the date of the Merger Agreement. If the end of the 15 calendar day waiting period is set to fall on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 P.M., New York City time, the next business day. A Premerger Notification and Report Form under the HSR Act is expected to be filed by Parent with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on April 7, 2015. Accordingly, the required waiting period with respect to the Offer will expire at 11:59 P.M., New York City time, on April 22, 2015, unless earlier terminated by the FTC and the Antitrust Division, or Parent receives a request for additional information or documentary material prior to that time. With the written consent of Auspex, Parent may elect to withdraw and re-file the Premerger Notification and Report Form, which would result in the initiation of a new 15 calendar day waiting period. If prior to the expiration or termination of the waiting period either the FTC or the Antitrust Division issues a request for additional information or documentary material from Parent, the waiting period with respect to the Offer would be extended until the 10th calendar day following the date of Parent’s substantial compliance with that request. After that time, absent Parent’s and Auspex’s agreement, the acquisition can be blocked only by court order. The FTC or the Antitrust Division may terminate the applicable waiting period at any time before its expiration.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 may contain forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Forward-looking statements include, without limitation, statements regarding prospective performance and opportunities and the outlook of our business, performance and opportunities, the anticipated timing of filings and approvals relating to the Transactions; the expected timing of the completion of the Transactions; the ability to complete the Transactions considering the various closing conditions; and any assumptions underlying any of the foregoing. The actual results of the Transactions could vary materially as a result of a number of factors, including: uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of our stockholders will tender their Shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Transactions may not be satisfied or waived; the possibility that the Transactions may not be timely completed, if at all; and that, prior to the completion of the Transactions, if at all, our business may experience significant disruptions due to Transactions-related uncertainty. Other factors that may cause actual results to differ materially include those set forth in the reports that we file from time to time with the SEC, including our annual report on Form 10-K for the fiscal year ended December 31, 2014 and quarterly and current reports on Form 10-Q and 8-K, as well as the Tender Offer Statement on Schedule TO and other tender offer documents filed by Purchaser and Parent. All of these materials related to the Transactions (and all other transaction documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors may also obtain free copies of the documents filed by Auspex with the SEC by contacting Investor Relations at 3333 North Torrey Pine Court, Suite 400, San Diego, California 92037, Phone (858) 558-2400 or by email through Auspex’s investor relations page at http://investor.auspexpharma.com/contactus.cfm. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We do not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated April 7, 2015 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Teva Pharmaceuticals Industries Ltd. and Aurum Merger Sub, filed with the SEC on April 7, 2015 (the “Schedule TO”)).

(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(3)	Joint Press Release issued by Teva Pharmaceuticals Industries Ltd. and Auspex Pharmaceuticals, Inc., dated March 30, 2015 (incorporated by reference to Auspex Pharmaceuticals, Inc. Schedule 14D-9C filed with the SEC on March 30, 2015, File No. 005-87930).

(a)(4)	Summary Advertisement as published in the Wall Street Journal on April 7, 2015 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(5)	Presentation of Teva Pharmaceuticals Industries Ltd. (incorporated by reference to Exhibit 99.2 to the Teva Pharmaceuticals Industries Ltd. Schedule TO-C filed with the SEC on March 30, 2015, File No. 005-87930).

(a)(6)	Auspex Pharmaceuticals, Inc. Employee FAQ, dated March 30, 2015 (incorporated by reference to Auspex Pharmaceuticals, Inc. Schedule 14D-9C filed with the SEC on March 30, 2015, File No. 005-87930).

(a)(7)	Opinion of J.P. Morgan Securities LLC, dated March 29, 2015 (included as Annex I to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated March 29, 2015, among Auspex Pharmaceuticals, Inc., Teva Pharmaceuticals Industries Ltd. and Aurum Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to Auspex Pharmaceuticals, Inc.’s Current Report on Form 8-K filed with the SEC on March 30, 2015).

(e)(2)	Form of Tender and Support Agreement, dated March 29, 2015 by and among Teva Pharmaceuticals Industries Ltd., Aurum Merger Sub and the parties named therein (incorporated by reference to Exhibit 2.2 to Auspex Pharmaceuticals, Inc.’s Current Report on Form 8-K filed with the SEC on March 30, 2015).

(e)(3)	Confidentiality Agreement, by and between Auspex Pharmaceuticals, Inc. and Teva Pharmaceuticals Industries Ltd., dated March 1, 2015 (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(4)	Form of Indemnification Agreement by and between Auspex Pharmaceuticals, Inc. and its directors and officers (incorporated by reference to Exhibit 10.1 to Auspex Pharmaceuticals, Inc.’s Registration Statement on Form S-1 (File No. 333-193013), filed with the SEC on December 20, 2013).

(e)(5)	Auspex Pharmaceuticals, Inc. 2010 Equity Incentive Plan and Forms of Stock Option Agreement, Notice of Exercise and Stock Option Grant Notice thereunder (incorporated by reference to Exhibit 10.2 to Auspex Pharmaceuticals, Inc.’s Registration Statement on Form S-1/A, filed with the SEC on January 10, 2014).

(e)(6)	Auspex Pharmaceuticals, Inc. 2014 Equity Incentive Plan and Forms of Stock Option Agreement, Notice of Exercise, Stock Option Grant Notice, Restricted Stock Unit Award Agreement and Restricted Stock Unit Award Grant Notice thereunder (incorporated by reference to Exhibit 10.3 to Auspex Pharmaceuticals, Inc.’s Annual Report on Form 10-K, filed with the SEC on March 16, 2015).

(e)(7)	Auspex Pharmaceuticals, Inc. 2014 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.4 to Auspex Pharmaceuticals, Inc.’s Registration Statement on Form S-1/A, filed with the SEC on January 17, 2014).

Exhibit No.	Description

(e)(8)	Auspex Pharmaceuticals, Inc. Non-Employee Director Compensation Policy, as amended (incorporated by reference to Exhibit 10.5 to Auspex Pharmaceuticals, Inc.’s Annual Report on Form 10-K, filed with the SEC on March 16, 2015).

(e)(9)	Offer Letter, dated February 15, 2011, by and between Auspex Pharmaceuticals, Inc. and Dr. David Stamler (incorporated by reference to Exhibit 10.7 to Auspex Pharmaceuticals, Inc.’s Registration Statement on Form S-1, filed with the SEC on December 20, 2013).

(e)(10)	Amendment to Offer Letter, dated August 25, 2011, by and between Auspex Pharmaceuticals, Inc. and Dr. David Stamler (incorporated by reference to Exhibit 10.8 to Auspex Pharmaceuticals, Inc.’s Registration Statement on Form S-1, filed with the SEC on December 20, 2013).

(e)(11)	Amendment to Offer Letter, dated March 6, 2012, by and between Auspex Pharmaceuticals, Inc. and Dr. David Stamler (incorporated by reference to Exhibit 10.9 to Auspex Pharmaceuticals, Inc.’s Registration Statement on Form S-1, filed with the SEC on December 20, 2013).

(e)(12)	Offer Letter, dated September 3, 2013, by and between Auspex Pharmaceuticals, Inc. and Mr. John Schmid (incorporated by reference to Exhibit 10.10 to Auspex Pharmaceuticals, Inc.’s Registration Statement on Form S-1, filed with the SEC on December 20, 2013).

(e)(13)	Offer Letter, dated October 1, 2013, by and between Auspex Pharmaceuticals, Inc. and Dr. Pratik Shah (incorporated by reference to Exhibit 10.11 to Auspex Pharmaceuticals, Inc.’s Registration Statement on Form S-1, filed with the SEC on December 20, 2013).

(e)(14)	Offer Letter, dated October 7, 2013, by and between Auspex Pharmaceuticals, Inc. and Dr. Bharatt Chowrira (incorporated by reference to Exhibit 10.12 to Auspex Pharmaceuticals, Inc.’s Registration Statement on Form S-1, filed with the SEC on December 20, 2013).

(e)(15)	Offer Letter, dated November 9, 2013, by and between Auspex Pharmaceuticals, Inc. and Dr. Samuel Saks (incorporated by reference to Exhibit 10.13 to Auspex Pharmaceuticals, Inc.’s Registration Statement on Form S-1, filed with the SEC on December 20, 2013).

(e)(16)	Patent Assignment Agreement, dated September 8, 2011, by and between Auspex Pharmaceuticals, Inc. and Concert Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.14 to Auspex Pharmaceuticals, Inc.’s Registration Statement on Form S-1, filed with the SEC on December 20, 2013).

(e)(17)	Form of Warrant to Purchase Preferred Stock issued to participants in Auspex Pharmaceuticals, Inc.’s Series C Preferred Stock financings (incorporated by reference to Exhibit 10.15 to Auspex Pharmaceuticals, Inc.’s Registration Statement on Form S-1, filed with the SEC on December 20, 2013).

(e)(18)	Form of Warrant to Purchase Preferred Stock issued to participants in Auspex Pharmaceuticals, Inc.’s Series D Preferred Stock financings (incorporated by reference to Exhibit 10.16 to Auspex Pharmaceuticals, Inc.’s Registration Statement on Form S-1, filed with the SEC on December 20, 2013).

(e)(19)	Office Lease, dated June 6, 2011, by and between Auspex Pharmaceuticals, Inc. and Mullrock 3 Torrey Pines, LLC (incorporated by reference to Exhibit 4.2 to Auspex Pharmaceuticals, Inc.’s Registration Statement on Form S-1, filed with the SEC on December 20, 2013).

(e)(20)	First Amendment to Lease, dated June 21, 2012, by and between Auspex Pharmaceuticals, Inc. and Mullrock 3 Torrey Pines, LLC (incorporated by reference to Exhibit 4.2 to Auspex Pharmaceuticals, Inc.’s Registration Statement on Form S-1, filed with the SEC on December 20, 2013).

Exhibit No.	Description

(e)(21)	Lease between Mullrock 3 Torrey Pines, LLC and Thomas, McNerney & Partners Trust dated June 6, 2011; Lease Assignment and Assumption Agreement between Thomas, McNerney & Partners Trust and Auspex Pharmaceuticals, Inc., dated February 28, 2014; Consent to Assignment of Lease between Mullrock 3 Torrey Pines LLC and Auspex Pharmaceuticals, Inc., dated February 17, 2014; and Commencement Letter between Mullrock 3 Torrey Pines, LLC and Thomas, McNerney & Partners Trust, dated August 24, 2011 (incorporated by reference to Exhibit 10.28 to Auspex Pharmaceuticals, Inc.’s Quarterly Report on Form 10-Q, filed with the SEC on May 14, 2014).

(e)(22)	Second Amendment to Lease, dated November 13, 2012, by and between Auspex Pharmaceuticals, Inc. and Mullrock 3 Torrey Pines, LLC (incorporated by reference to Exhibit 4.2 to Auspex Pharmaceuticals, Inc.’s Registration Statement on Form S-1, filed with the SEC on December 20, 2013).

(e)(23)	Third Amendment to Lease between Mullrock 3 Torrey Pines LLC and the Auspex Pharmaceuticals, Inc., dated February 14, 2014 (incorporated by reference to Exhibit 10.27 to Auspex Pharmaceuticals, Inc.’s Quarterly Report on Form 10-Q, filed with the SEC on May 14, 2014).

(e)(24)	Fourth Amendment to Lease between Mullrock 3 Torrey Pines, LLC and Auspex Pharmaceuticals, Inc. dated July 25, 2014 (incorporated by reference to Exhibit 10.30 to Auspex Pharmaceuticals, Inc.’s Quarterly Report on Form 10-Q, filed with the SEC on August 7, 2014).

(e)(25)	Fifth Amendment to Lease between Mullrock 3 Torrey Pines, LLC and Auspex Pharmaceuticals, Inc., dated November 30, 2014 (incorporated by reference to Exhibit 10.28 to Auspex Pharmaceuticals, Inc.’s Registration Statement on Form S-1 (File No. 333-201387, filed with the SEC on January 7, 2015).

(e)(26)	Sixth Amendment to Lease between Mullrock 3 Torrey Pines, LLC and Auspex Pharmaceuticals, Inc. dated December 31, 2014 (incorporated by reference to Exhibit 10.23 to Auspex Pharmaceuticals, Inc.’s Annual Report on Form 10-K, filed with the SEC on March 16, 2015).

(e)(27)	Auspex Pharmaceuticals, Inc. Executive Severance Plan (incorporated by reference to Exhibit 10.23 to Auspex Pharmaceuticals, Inc.’s Registration Statement on Form S-1, as amended (File No. 333-193013), originally filed with the SEC on December 20, 2013).

(e)(28)	Letter Agreement, dated December 19, 2013, by and between Auspex Pharmaceuticals, Inc. and Dr. Samuel Saks (incorporated by reference to Exhibit 10.24 to Auspex Pharmaceuticals, Inc.’s Registration Statement on Form S-1, as amended (File No. 333-193013), originally filed with the SEC on December 20, 2013).

(e)(29)	Form of Warrant to Purchase Stock issued to Oxford Finance LLC on December 27, 2013 (incorporated by reference to Exhibit 10.24 to Auspex Pharmaceuticals, Inc.’s Registration Statement on Form S-1, as amended (File No. 333-193013), originally filed with the SEC on December 20, 2013).

(e)(30)	Loan and Security Agreement, dated December 27, 2013, by and between Auspex Pharmaceuticals, Inc. and Oxford Finance LLC, as amended on May 2, 2014 and December 31, 2014 (incorporated by reference to Exhibit 10.23 to Auspex Pharmaceuticals, Inc.’s Registration Statement on Form S-1 (File No. 333-201387, filed with the SEC on January 7, 2015).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AUSPEX PHARMACEUTICALS, INC.

By:	/s/ Pratik Shah
Name:	Pratik Shah, Ph.D.
Title:	President and Chief Executive Officer

Dated: April 7, 2015

Annex I—Opinion, dated March 29, 2015, of J.P. Morgan to the Board of Directors of Auspex Pharmaceuticals, Inc.

Annex II—Section 262 of the Delaware General Corporation Law

ANNEX I

March 29, 2015

The Board of Directors

Auspex Pharmaceuticals, Inc.

3333 North Torrey Pines Court

Suite 400

La Jolla, CA 92037

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.0001 per share (the “Company Common Stock”), of Auspex Pharmaceuticals, Inc. (the “Company”) of the consideration to be paid to such holders in the proposed Tender Offer and Merger (each as defined below) pursuant to the Agreement and Plan of Merger, dated as of March 29, 2015 (the “Agreement”), among the Company, Teva Pharmaceutical Industries Ltd. (the “Acquiror”) and its wholly-owned subsidiary, Aurum Merger Sub, Inc. (“Acquisition Sub”). Pursuant to the Agreement, the Acquiror will cause Acquisition Sub to commence a tender offer for all the shares of the Company Common Stock (the “Tender Offer”) at a price for each share equal to $101.00 (the “Consideration”) payable in cash. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding share of Company Common Stock, other than shares of Company Common Stock owned by the Company (or held in the Company’s treasury) or held by the Acquiror, Acquisition Sub or any of their respective affiliates) and other than Dissenting Shares (as defined in the Agreement), will be converted into the right to receive an amount equal to the Consideration in cash. The Tender Offer and Merger, together and not separately, are referred to herein as the “Transaction”.

In connection with preparing our opinion, we have (i) reviewed the Agreement; (ii) reviewed the Tender and Support Agreement; (iii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iv) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (v) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (vi) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (vii) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company, and will be consummated as described in the Agreement. We have also assumed that the representations and warranties made by the Company in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Acquiror. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company, for which we and such affiliates have received customary compensation. Such services during such period have included acting as sole bookrunner on the Company’s equity securities offering in January 2015. In addition, during such period, we and our affiliates have provided treasury and securities services to the Acquiror, for which we and such affiliates have received customary compensation or other financial benefits. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares into the Tender Offer or how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

/s/ J.P. Morgan Securities LLC

J.P. MORGAN SECURITIES LLC

ANNEX II

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW RIGHTS OF APPRAISAL

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation

II-4